UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 25, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of the year ended December 31, 2021

TABLE OF CONTENTS

GLOSSARY

CONSOLIDATED ANNUAL REPORT AND SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders´ equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

AUDITOR’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Glossary of terms and definitions

Propane for Networks Agreement	Agreement for the Supply of Gas Propane to Undiluted Propane Networks
ADRs/ADSs	American Depositary Receipts
Ars. o Ps.	Argentine Pesos
ESG	Environment, Social and Government
BYMA	Bolsas y Mercados Argentinos (Argentine Stock Exchanges and Markets)
BCRA	Central Bank of the Argentine Republic
BID	Banco Interamericano de Desarrollo (Inter-American Development Bank)
BNA	Bank of the Argentine Nation
BTU	British Thermal Unit
CAMMESA	Wholesale Electric Market Management Company
CAU	Access and Usage Fee
CEADS	Argentine Business Council for Sustainable Development
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores – (Argentine Securities Exchange Commission)
COVID	Coronavirus SARS-CoV-2 / COVID-19
CSJN	Supreme Court of Justice of the Argentine Nation
Board of Directors	Board of Directors of tgs
DNU	Emergency Decree (relief measures of necessity and urgency)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ENARGAS	Argentine National Gas Regulatory Body
FACPCE	Argentine Federation of Professional Councils in Economic Sciences /Argentine Federation
FOB	Free on Board
IMF	International Monetary Fund
LPG	Liquefied Petroleum Gas
CNG	CNG - Compressed Natural Gas
LNG	Liquefied Natural Gas
GRI	Global Reporting Initiative
INDEC	National Institute of Statistics and Census of Argentina
PCI	Price Consumer Index
IPIM	Internal Wholesale Prices Index
VAT	Value Added Tax
Liquids	Natural Gas Liquids
M3	Cubic meters
MEGA	Compañía MEGA S.A.
MULC	Access to the Free and Single Foreign Exchange Market (MULC, for its acronym in Spanish)
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
SDG	Sustainable development goals
OldelVal	Oleoductos del Valle S.A.
ONs	Bonds/Notes
Pampa Energía	Pampa Energía S.A.

GDP	Gross Domestic Product
PBB	PBB Polisur S.A.
Executive Branch	National Executive Branch
PPE	Property, plant and equipment
Res.	Resolution/s
Tariff Review Process	Integral Tariff Review
RTT	Transition Tariff Regime
PTR	Plant Thermal Reduction
SCC	Stress Corrosion Cracking
SE	Secretariat of Energy
SEC	Security and Exchange Commission
SOX	Sarbanes-Oxley Act
Telcosur	Telcosur S.A.
tgs / the Company	Transportadora de Gas del Sur S.A.
UNIREN	Public Utility Contract Renegotiation and Analysis Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos)
US$	United States Dollars
UT	Joint venture
WEO	World Economic Outlook
YPF	YPF S.A.

Rounding

Certain figures included in this Annual Report have been rounded to facilitate their presentation. Percentage figures have not always been calculated based on such rounded figures but on amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures of these consolidated Financial Statements. Certain numerical figures shown as totals in some tables may not be the arithmetic aggregation of the figures that precede them, due to rounding.

2021 ANNUAL REPORT

(Figures stated in millions of constant pesos as of December 31, 2021-

unless otherwise stated)

01 |LETTER TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS

02 |MACROECONOMIC SCENARIO

03 |NATURAL GAS INDUSTRY IN ARGENTINA

04 |OUR BUSINESSES IN 2021

05 |CONDUCTION OF OPERATIONS AND SAFETY

06 |ENVIRONMENT, SAFETY AND HEALTH

07 |HUMAN CAPITAL

08 |SUSTAINABILITY MANAGEMENT

09 |CORPORATE GOVERNANCE

10 |FINANCIAL ASSETS

11 |ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 2021

12 |BOARD OF DIRECTORS’ PROPOSAL

Main Financial Indicators

Year ended December 31,			
	2021	2020	2019	2018
	(in thousands of Argentine Pesos)			
Consolidated comprehensive income summary:				
Revenues	**88,976,328**	**84,333,261**	**99,790,387**	**107,677,056**
Natural Gas Transportation	24,502,882	35,473,714	46,483,347	48,877,825
Production and Commercialization of Liquids	55,730,775	41,654,904	47,547,304	52,561,722
Other Services	8,742,671	7,204,643	5,759,735	6,237,509
Operating profit	**34,083,180**	**31,155,818**	**40,602,522**	**45,068,638**
Net financial results	(436,308)	(19,579,633)	(5,953,991)	(8,997,438)
Total comprehensive income income before income tax	33,668,098	11,608,351	34,583,065	36,128,754
Total comprehensive income for the year	**20,931,077**	**4,960,243**	**26,313,599**	**36,087,119**
Consolidated Financial Position Summary:				
Total Current Assets	35,492,503	23,847,729	43,030,054	73,222,612
Property, Plant and Equipment	150,177,045	149,241,162	153,200,507	122,290,555
Total Non Current Assets	172,687,225	170,254,706	153,423,810	122,588,310
Total Assets	**208,179,728**	**194,102,435**	**196,453,864**	**195,810,922**
Total Current Liabilities	20,260,116	12,240,872	16,341,197	22,590,684
Total Non Current Liabilities	67,326,841	82,199,869	81,304,586	75,397,624
Total liabilities	**87,586,957**	**94,440,741**	**97,645,783**	**97,988,308**
Minority interest	**50**	**47**	**57**	**34**
Total equity	**120,592,771**	**99,661,694**	**98,808,081**	**97,822,614**

Consolidated Cash Flow Summary:				
Cash flows provided by operating activities	30,300,634	43,039,357	27,739,406	40,451,946
Cash flows (used in) / provided by investing activities	(30,283,701)	(45,415,148)	(23,258,750)	6,477,512
Cash flows used in financing activities	(959,594)	(7,659,676)	(34,202,017)	(14,956,195)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(942,661)	(10,035,467)	(29,721,362)	31,973,263
Cash and cash equivalents at the end of the year	**4,428,802**	**7,023,927**	**20,066,788**	**52,616,720**

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1.Letter to our Shareholders, Customers, Employees and Suppliers

The reported year continued to test our resilience as we faced the double challenge of sticking to all the protocols and sanitary measures required to safeguard our team and operations from the COVID crisis, while at the same time it was necessary to keep on steering our businesses on the road towards recovery after a difficult and challenging 2020.

The adverse circumstances in which we conducted our operations gave us a further opportunity to show our commitment to our shareholders and the community where we operate and strengthened tgs’ human capital, who managed to overcome the difficulties and meet the outlined goals with commitment and dedication.

We are the main natural gas transporter in Argentina, where we operate the longest pipeline system in Latin America. Our mission is to integrate natural gas production and consumption, contributing to the sustainable development of our country and to the improvement of our communities’ quality of life. Throughout the year 2021, we continued rendering services, at all times committed to safety, environmental and health care.

Driven by our motto, “energy that drives forward”, we engineered a cultural change that relies on three main cornerstones: focus on the client, innovation and achievement. We rely on tgs team as the key to our success and we believe in its high commitment and capacity to face new challenges.

Our Business Performance in 2021

We conducted our businesses amidst high volatility and uncertainty as the world heads to recovery from the 2020 recession driven by COVID restrictions and constraints and their impact on global and Argentine economy.

Throughout the year, we continued rendering a quality service without interruptions and we also pulled off major achievements. We explored investment alternatives to enhance our value proposal and we are still in talks with government authorities to reach an understanding on the tariff review of our Natural Gas Transportation segment.

In 2021 our revenues reached Ps. 88,976 million and our operating profit before depreciation of Property, plant and equipment amounted to Ps. 43,694 million, representing 5% and (3%) variations, respectively, compared to 2020.

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The lack of tariffs update —regardless of much higher operational costs— negatively affected the profitability of the Natural Gas Transportation segment. We did not receive any tariff increase in June 2021 when the ENARGAS concluded the Transition Tariff Review of the natural gas transportation and distribution companies. Although we have initiated all the action necessary to protect the rights of our shareholders to receive a fair and reasonable tariff, we still participated in dialogue tables with ENARGAS to conduct a Tariff Review process and we have pursued every other measure required to ensure the rendering of our natural gas transportation public service.

Although in 2021 we did not make any progress regarding a tariff increase, in February 2022 the Executive Branch ratified the agreement entered into by and among tgs, the Ministry of Economy and ENARGAS. For further information, see “4. Our Businesses in 2021. Natural Gas Transportation. Tariff Overview”. Notwithstanding the above, we are conducting talks with ENARGAS to reach an agreement that grants us a fair and reasonable tariff.

Transporting around 61% of the gas consumed in Argentina, our main pipeline system satisfactorily met the demand for natural gas transportation. As every year, we conducted our operations in a safe and reliable manner: in 2021, our transportation equipment reached efficiency and reliability operative ratios of 99.99% and 99.58%, respectively.

In 2021, we closed the renewal of 5MM3/d firm transportation capacity for an average term of 20 years and we entered 131 new interruptible and exchange and displacement contracts, so as to ensure we will be able to keep meeting our clients’ needs.

The efficient management of the Cerri Complex also put forward a challenge. In spite of the economic and sanitary situation, thanks to the implemented measures and the commitment of our people, we could reach a production level of 1,120,146 tons of liquids. Likewise, we have hit a new truck dispatch record (over 34,000 trucks) and we conducted for the first time a series of exports by tanker ships with a Brazil LPG distribution company (COPAGAZ).

Rising international prices were reflected in annual average prices, having a positive effect on the operative margins of this business segment in 2021.

Normal operations at tgs facilities were still affected by COVID throughout the 2021. We continued applying all required sanitary measures to ensure the safety of our work team, not only to preserve their health but also the continuity of our operations. Even in the face of this situation, we could successfully replace two General Electric turbine compressors, a relevant maintenance landmark in our facilities, as it entailed great team effort.

It is worth pointing out at the positive effect of the launching of the Gas.Ar Plan, which generated greater natural gas availability, thus allowing us to maintain processing levels regardless of the rise in prices

In the Other Services segment, we managed to set in motion several investments started in 2020 that increased transportation and natural gas conditioning volumes in our Vaca Muerta system. Such works, which include the completion of the Bajada de Añelo plant in January 2021 (gas dehydration, regulation and metering plant) and the improvements introduced at the

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Tratayén plant, allowed us to capitalize the incentives to production introduced by the Gas.Ar Plan.

We cannot highlight enough the complex negotiations in which we engaged with natural gas producers, which enabled us to enter new agreements that increased natural gas transportation and conditioning commitments, thus improving the profitability of the investments carried out in our Midstream segment.

This clearly underlines our commitment to the energetic development of our country with the vision that, given a more adequate economic and regulatory framework, we can make of Argentina one of the main providers of energy in the region and position tgs as a leading and innovating midstream services company.

We are well aware of the growing concern and demand regarding ESG issues on the part of investors and governments. We are fully committed to making progress in the continuous improvement of the information we provide. Therefore, in 2021 we implemented management tools that allow us to record environmental aspects of our activities, based on which we will set goals and objectives and carry out improvements at each of our facilities.

We kept gaining ground in the environmental field. Among other initiatives, we generated new programs to reduce waste, implemented GRI 302 standards to reduce scope 1 and 2 gas emissions and we outlined a forestation policy for the first time.

Another cornerstone of our sustainable development is unquestionably the social aspect, in which we must underline the relations we cultivated with the trade unions to preserve our workers‘ physical and occupational integrity. As our business activities were classified as essential during the pandemic, said negotiations were difficult and complex, but thanks to the goodwill of all parties, we have been able to overcome all kinds of setbacks.

In connection with COVID, we have conducted several campaigns to raise the awareness of our employees on the fact that vaccination and care are the main tools to overcome the pandemic. Understanding COVID as a psychosocial disease, we have carried out several activities to support our employees both physically and psychologically.

Being a large employer with a workforce of over 1,108 people at the closing of 2021, our main concern is the wellbeing and safety of our people. We thus keep working on several tools that acknowledge their effort and dedication.

tgs commitment to sustainability grows year after year. We are significantly involved with its three-fold impact on the economic, social and environmental fields, which allows us to keep conducting our operations in sustainable balance with the community and the environment. In March 2021, we prioritized our SDGs, which will lead to the outlining of goals and strategic objectives that derive in social investment programs. We have presented the 10° Edition of our Sustainability Report, in line with GRI indicators and renewing our commitment to the Global Compact principles.

Thanks to the cooperation and commitment of all the people that constitute our tgs team, we have been able to reach all our outlined objectives and go on contributing positively to the

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development of our country. We are grateful for the commitment and resilience of all our workers, who either from their remote workstations or from our facilities managed to overcome difficulties, responding with remarkable commitment, swiftness and flexibility to all pandemic challenges.

In the financial arena, the main economic variables have been affected by COVID, which had an impact on loans costs, hedge transactions, liquidity and access to capitals. To maintain our business and finance part of our growth we mainly used our own cash flows. To preserve our capital, we have balanced our investment portfolio with instruments that allowed us to hedge inflationary and exchange rate risks.

Once again, we have based our growth on a strong generation of cash, low level of indebtedness and a conservative investment policy, which allowed us to preserve the value of our financial investments.

In 2021, we were once more acknowledged in four categories within the ranking carried out by the renowned United States Institutional Investors magazine. This ranking assesses investors’ visions of the area “Relations with Investors” and “Sustainability” of companies listed in Latin America.

Future Outlook

Year after year, the role of natural gas gets stronger and stronger as an essential fuel in the energy matrix of our country, which will make Argentina a sustainable country of great growth. tgs consolidates itself as a render of integrated services in the hydrocarbon industry.

Our strategy aims at positioning tgs in a leading role, through undertakings that are vital for the future of our country, thus consolidating our growth with a dramatic leap. To this aim, we are adopting an innovating vision, focusing on our clients and seeking new businesses opportunities.

In 2022, heading towards our thirtieth anniversary, our strategy aims at positioning tgs in a leading role, being a first-rate company in the rendering of integrated services, renowned for its values, product and service qualities and innovating spirit. To that end, our team is working within a cultural transformation framework seeking to achieve the desired culture based on client and innovation.

Given the current economic situation and the tariff review process undertaken by authorities, we must continue generating valid and constructive dialogue channels that ensure a profitable and efficient natural gas transportation business, aligned to the energetic development of the country, contemplating needs of our domestic and export markets and our stakeholders.

We will remain focused on Vaca Muerta as there lies the energetic future of Argentina and we will continue exploring alternatives to make our investments more profitable and increase our service portfolio.

Honoring the role we play in the community, we feel responsible for showing our commitment to society, and thus our vision is to be a sustainable business model working with passion

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in the creation of differential value to our shareholders, customers, employees and other stakeholders

We thank our shareholders for the permanent trust placed in our performance, our clients and suppliers for being part of our businesses and our workforce for their unwavering cooperation, commitment and dedication. Their joint efforts have positioned us at the highest performance standards throughout our history of 29 years, which —allied to the cultural change process we have started— will earn us a leading role at the forefront of our industry.

Luis Alberto Fallo

  Chairman

2. Macroeconomic Scenario

The year 2021 started the road to economic recovery, in the aftermath of a 2020 in which uncertainty for the spread of COVID and the socio-economic consequences of the sanitary crisis hit hard global economic performance.

Recovery was uneven both in advanced economies and emerging countries, mainly due to vaccination campaigns irregular progress, attributable either to restricted access to vaccines in emerging countries or low rates of vaccination in advanced economies.

Besides, towards the end of the year, fear of new variants outbreak—such as Delta and Omicron— generated a high level of uncertainty given lack of evidence regarding their rate of spread and seriousness. So far, the main government responses to the new variants were border closings— which led to protests and social unrest— and the implementation of sanitary permits, which has turned vaccination almost compulsory.

The factors mentioned above derived in relevant consequences, which include downward revisions to global growth expectations, the facing of multidimensional and unknown challenges by governments, rising inflation, difficulties in access to adequate sanitary policies, weather change and a severe humanitarian impact on the poorest countries.

In this framework, organizations on the whole and thus, tgs have adopted several measures to mitigate risk for communities, employees and business operations.

2.1 Argentine Context

Over the last years, the Argentine scenario has been affected by certain political instability derived from 2019 general elections, increasing financial markets distrust levels, which has been worsened by the pandemic’s negative effects. The Argentine economy was already in a recessive path and the outbreak of the pandemic in March 2020 further deepened and complicated this scenario. The Argentine government, like many other countries, implemented a set of economic measures devised to mitigate the impact on the most vulnerable sectors and uphold economy.

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The main 2021 economic variables have undergone strong volatility as a consequence of health and economic events derived from COVID, both within the national and international scope. However, throughout the year, thanks to the vaccination campaign progress, the Argentine Government has taken steps towards flexibilization in circulation and economic activities, managing to both safeguard the sanitary situation and also generate an improvement in economic activity levels.

However, owing to the setbacks mentioned in the paragraph above, the country is still facing difficulties due to lack of access to capital markets, the status of negotiations with the IMF and negative macroeconomic indicators that force the Government to adopt restrictive measures to address current economic and social issues.

In terms of currency exchange, the BCRA continued restricting access to the Free and Single Foreign Exchange Market, with the aim of preserving its reserves and continued with its policy of phased devaluations to avoid dramatic drops in the value of the Argentine peso versus the United States dollar. These measures, along with those adopted by the CNV with respect to bond trading used to get access to foreign currency, transactions known as “cash with settlement”, seek to regulate and preserve the exchange regime in light of the current macroeconomic scenario.

These measures imply prior approval by the BCRA for certain transactions, among which we can mention:

•Payment of dividends to non-residents;

•Payment of imports of certain goods abroad or cancellation of indebtedness derived from goods imports, with some exceptions foreseen in the applicable regulations;

•Constitution of foreign assets, and

•Payment of financial loans to non-residents.

Furthermore, the existing exchange regime had already determined it was mandatory to repatriate and settle into national currency funds proceeding from the following transactions, among others:

•Exports of goods and services;

•Collection of exports prefinancing, advance payment and post financing;

•Disposal of cross-border assets.

In spite of the measures implemented at the MULC, the BCRA gross reserves continued under pressure, reaching US$ 39,662 million in December 2021. Net reserves reached US$ 3,200 million in 2021, down from the US$4,000 million recorded at the closing of 2020.

Exchange rate, according to issuances posted by the BNA, continued its rising trend, closing at $ 102.72 per each United States dollar as of December 31, 2021, from $ 84.15 at the closing of 2020 (representing a 22% increase, well below inflation measured by the CPI). Nevertheless, as of December 31, 2021, the gap between United States dollar official and alternative parallel exchange rates was close to 118%.

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In spite of the successful result of the debt swap carried out in 2020, BCRA restrictive measures added to global uncertainty (see “International Scenario”) have increased the country risk premium paid by the Argentine debt, measured through the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, to around 1,688 points as of December 31, 2021, keeping a rising trend throughout the year as a consequence of the current institutional and economic instability.

Negotiations conducted with the IMF throughout the 2021 have increased uncertainties in the macroeconomic and financial outlook, as access to capital markets has become extremely difficult for companies. Given this setback and due to the impossibility of obtaining international financing sources, the Government was mainly financed with BCRA assistance through the issuance of currency and- to a lesser extent -issuance of bonds in Argentine pesos in the domestic capital market.

In late January 2022, the Argentine Government and the IMF announced that they had arrived to an understanding on the main economic policies. Afterwards, on March 3, 2022 the IMF and the Argentine Government communicated they had reached a staff-level agreement on the economic and financial policies to be supported by a 30-month Extended Fund Facility (EFF) Arrangement.  As of the date of the issuance of the present Annual Report, said agreement has not been approved by the Board of the IMF nor by the Argentine Congress, so it is impossible to foresee the outcome of said agreement and its impact on the financial and macroeconomic situation.

Activity levels as of December 2021 had increased by 10.3% compared to the same period in the previous year, reflecting a 2020 severely struck by the COVID pandemic and the restrictive measures adopted by the Government to protect the sanitary system.

The Consumer Price Index in 2021 was 50.9%, versus the 36.1% CPI recorded in 2020. An acceleration dynamics was observed throughout the whole year, in spite of delays in public utilities tariff updates, exchange rate and price policies outlined by the Argentine Government to support consumption and mitigate the loss of purchasing power of the salaries.

The Wholesale Price Index hit 51.3% in 2021 versus the 35.4% accumulated in 2020.

The 2021 Salary Index recorded a 53.4% increase versus the one recorded in the year 2020 (33%).

Trade balance in 2021 showed a US$ 14,750 million surplus. Exports amounted to $ 77,934 million, whereas imports totaled US$ 63,184 million. Exports increased by 42% compared to the previous year mainly due to higher commodities and agricultural manufacturing. On the other hand, aggregate imports in 2021 went up by 49% compared to last year records, mainly as a consequence of higher imports of fuel and lube oil, parts and accessories for capital assets.

Fiscal revenues closed the 2021 with a 65.9% increase. VAT revenues were 70.2% higher (above inflation, showing higher consumption after getting out of the severe restrictions to economic activity implemented in 2020). Income Tax and Personal Assets Tax account for a great deal of

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the increase in revenues, although towards the end of the year revenues related to the domestic market and consumption started to bounce back to pre-pandemic levels.

As of the date of the issuance of the present annual report, it is not possible to foresee the impact or the duration of this volatile and uncertain scenario, nor the effect that the measures that have been and will be adopted in the future might have, but they could negatively affect our results, financial condition and cash flows. However, given tgs financial condition, it is not likely that the events mentioned above may affect our business continuity, and thus we estimate we will be able to continue honoring our financial commitments in the near future.

2.2 International scenario

Based on the World Economic Outlook (“WEO”) issued by the International Monetary Fund (“IMF”), it is expected that GDP will have grown by 5.9% in 2021 and increase by 4.4% in 2022. These last projections have been revised downwards by the IMF, mainly because advanced economies expected evolution was affected by supply shortages and negative pandemic developments. Recovery in emerging countries faces even more severe setbacks, given the shortage of resources to address COVID consequences.

Towards the end of the year, concerns in both developed and emerging countries regarding inflation have materialized in an increase in rates and the assumption that this trend is not a temporary phenomenon, but instead a permanent setback which throws uncertainty regarding the continuity of expansive currency and fiscal policies.

This entails a greater level of uncertainly, worse than usual, regarding any future forecast. The projection prepared by the WEO is based on assumptions such as access to vaccination, new COVID variants outbreak and impact as well as the restrictive measures that countries may adopt to restrain the pandemic.

As long as the virus is circulating elsewhere, recovery cannot be taken for granted, not even in countries where infection rates are low. Besides, the forecast assumes that, on the whole, financial conditions will remain at current levels but nonetheless predicts that the expansive fiscal policy in the United States will grow.

Energy commodities prices took a major leap up in 2021. In less than six months, LNG went up from its historical minimum prices driven by COVID to its historical maximum price. This is mainly attributable to the world economic recovery and to higher restriction to natural gas in the European countries.

International natural gas price started its recovery path in 2021, as demand grew driven by economic growth and low winter temperatures recorded in the northern hemisphere. Also, most world producers are operating their facilities at full capacity as they have been unable to conduct certain maintenance and expansion works. Besides, at the closing of 2021, the Chinese strategy of not using coal for the generation of electricity implied that said country needed other sources of energy, increasing competitiveness among Asian countries to get the product, which increased prices and transportation costs. Weather conditions also impacted on the generation of

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renewable energy, so the main European countries had to increase the purchase of this raw material.

Finally, regarding oil prices, in light of inflationary concerns main producers decided to increase their stocks of this product to decrease prices’ impact on the economy. Throughout the year 2021, members and non-members of the OPEC who participated in the agreement entered in April 2020 continued adopting measures required to stabilize production and price levels. Said commitment will remain in effect in 2022.

3. Natural Gas Industry in Argentina

Demand for natural gas

Demand for natural gas rebounded in 2021, recovering from the 2020 contraction— when it had been severely hit by measures adopted to safeguard the sanitary situation and health of the population—.

As in previous years, natural gas maintained its substantial share in the national energy matrix, reaching 50% out of total consumed fuels.

2020 Argentine Energy Matrix
Renewables
4%
Hydroelectricity
9%
Nuclear Energy
3%
Coal
1%
Oil
33%
Natural Gas
50%
Oil
Natural Gas
Coal
Nuclear Energy
Hydroelectricity
Renewables

Source: Last available information. BP statistical review 2021.

With 2021 average temperatures below 2020 records, priority demand (residential + SMEs) increased compared to 2020, which along with industrial recovery are the main reasons behind higher consumption.

The main factors that contributed to a higher demand for natural gas in Argentina in 2021, compared to the previous year, are listed below:

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1)The recovery of those sectors that in 2020 had been impacted by restricted activities and circulation (CNG, Industry and Commerce) due to the enactment of Decree 297/2000, which had dictated preventive and mandatory social isolation (hereinafter, “ASPO”, according to its initials in Spanish) as from March 20, 2020.

2)Natural gas decrease in prices for priority demand, due to lack of tariff updating. For the rest of the segments, winter price increases were recorded based on reference prices outlined in the Gas.Ar Plan for the period 2020-2024.

3)During the first months of 2021, as a result of the delay in the implementation of the Gas.Ar Plan, natural gas production went down by around 10 MMm3/d, with respect to 2020. As from May 2021, and thanks to the incentive program outlined in the Gas.Ar Plan, production levels rebounded.

4)Factors such as lower levels of natural gas productions, recovery in economic activities and lower winter temperatures generated a greater priority demand, calling for LNG imports in June, July and August 2021 -via the re-gasifying tanker ship in Bahía Blanca, which had been out of service in 2019-.

5)In 2021, the Fifth Addendum to the Gas Supply Agreement with Bolivia came into effect. This new addendum changed the price formula, and -due to Bolivian gas fields’ production declination- reduced the supply volumes (-4 MMm3/d in winter with respect to the 4th addendum). As of the date of the issuance of the present Annual Report, the governments of Argentina and Bolivia are negotiating the terms of a new agreement, after the last one expired on December 31, 2021.

6)Regarding electricity generation, in spite of the severe drought that affected hydroelectricity (-17.1%), total generation of electricity went up by 5.7%. Lower hydroelectric energy was offset by higher electricity generation based on renewable energies (36.9%) and higher thermal generation (9.4%).

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Natural gas consumption per segment (2021)

Source: Our own elaboration with internal data.

Natural gas consumption throughout the first quarter of 2021 was below the volume recorded in the same period of the previous year. Said variation is mainly attributable to natural gas exports, which were suspended due to low local production before the beginning of gas injection commitments under the Gas.Ar Plan. During the 2021-2022 summer, in line with the natural gas exports Approval Procedure (Res. 360/2021), the allocation of firm exports volumes may not overcome 6 MMm3/d (Neuquén basin 4 MMm3/d and Austral basin 2 MMm3/d).

Local natural gas shortages resulted in lower volumes of this product’s availability for the electricity generation sector during the first months of the year, which was translated into higher consumption of liquids for the electricity segment’s operations (gasoil and fuel oil) to meet demand. Once gas production levels were recovered and the regasification tanker ship from Bahía Blanca came into service, added to the drought that decreased hydroelectric generation, a higher consumption of natural gas in the electricity power plants can be observed in the winter months (mainly July and August).

As from the 2021 second quarter, demand started to recover mainly because of the upsurge of the sectors which had been most struck by 2020 ASPO restrictions.

The graph below presents 2020-2021 monthly variations, in MMm3/d for each demand sector.

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Natural gas consumption variation per sector (2021 vs. 2020)

Source: Our own elaboration with internal data.

Natural gas demand (in average MMm3/d per year) increased by 3 MMm3/d versus 2020, mainly due to the upsurge of industrial consumption, CNG, and electric power stations consumption (which additionally had to resort to the use of substitute fuels–gasoil and fuel oil because of gas supply deficiencies in winter). Higher priority demand consumption is largely attributable to lower temperatures during the first months of winter (May and June) with respect to the same period of the previous year.

Natural gas consumption per sector (2021 vs. 2020)

Source: Our own elaboration with internal data.

In a breakdown analysis of 2021 aggregate gas consumption per kind of user in Argentina, the most demanding was still the electricity generation sector, followed secondly by priority demand, whereas the industrial sector ranked third.

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Source: Our own elaboration with internal data.

Natural gas supply

Demand for natural gas in Argentina presents a marked seasonality, with peak consumption months during winter, mainly generated by the residential sector. For that reason, gas needs during the warmer months (from October to April) are usually met by national natural gas production in Argentina, supplemented with natural gas imported from Bolivia. However, such production falls short to cover our country’s gas needs during the coldest months (from May to September), which requires Argentina to import additional natural gas volumes proceeding from ducts that connect our pipelines to neighboring countries’ systems (mainly Bolivia and occasionally Chile) and imports by means of liquefied natural gas regasification (“LNG”). Yet, in the first half of the year 2021— and regardless of higher import volumes from Bolivia—, it was required to resort to liquid fuels to meet the demand from electricity power plants, given the drops recorded in natural gas production and the unavailability of water in the hydroelectric power plants.

Natural gas injection started to pick up as from May 2021, reaching its highest injection peak in August (123 MMm3/d; +11 MMm3/d above August 2020).

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Supply (MMm3/d)

Source: Our own elaboration with internal data.

The Neuquén Basin accounts for all the mentioned growth, which went up from 67 MMm3/d in April to 88 MMm3/d in August, mainly proceeding from non-conventional reserves (73% corresponds to Neuquén basin’s production). On the other hand, the remaining basins continued their natural decline (even Bolivia presents in a downward trend too), which makes it imperative to build the third main pipeline to transport the incremental gas proceeding from the Neuquén basin reserves developments.

To that end, on February 7, 2022, the SE issued Resolution N° 67/2022, creating the Pipeline System Program “Transport.Ar National Production”, by means of which it declares of national interest the building of the President Néstor Kirchner Pipeline and the Natural Gas Transportation System expansion works such as the pipeline that links the cities of Mercedes and Cardales in the Province of Buenos Aires and the expansion of Neuba II pipeline.

Likewise, Decree N° 76/2022 dated February 11, 2022, granted the license to operate this pipeline for a 35-year term to IEASA and created the Argentine Gas Development Fund (“FONDESGAS”, for its acronym in Spanish)-, appointing IEASA as both trustor and beneficiary and the Argentinean Development Bank of Investment and Foreign Trade (“BICE for its acronym in Spanish) as trustee.”

The construction of the President Néstor Kirchner Pipeline —and its complementary works— is of vital importance for the energetic development of Argentina and will entail both fiscal benefits and a saving in foreign currency for Argentina as well.

In its first stage, it will link the city of Tratayén in the Province of Neuquén with the city of Saliqueló in the Province of Buenos Aires, where it will be connected to the pipeline system operated by tgs, contributing with a 24 MM3/d transportation capacity.

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The second stage will involve the construction of a pipeline section up to San Jerónimo in the south of the province of Santa Fé, reaching a total of 44 MM3/d .

Works will be in charge of IEASA, which may conduct them on its own or through third parties, with priority to YPF. Should a bidding process be summoned by the SE, we will assess the convenience of participating in the service of operation and maintenance.

On February 23, 2022 the Secretariat of Energy launched the bidding process for the purchase of the pipes required for the construction of this pipeline, which will be closed on March 31, de 2022.

Gas Local Injection (MMm3/d)

Source: Our own elaboration with internal data.

Total natural gas production in 2021 grew by 0.4% compared to the previous year, going up from an average of 123.5 MMm3/d to 124.1 MMm3/d.

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Natural gas production per basin (MMm3/d)

Source: SESCO, Secretariat of Energy.

In a breakdown analysis of natural gas operators, YPF remained the main producer of Argentina in 2021 with a share of 28% out of total production, followed by Total Austral S.A. with 25%.

Share of main Argentine natural gas producers over total production (2021)

Source: SESCO, Secretariat of Energy

The Gas.Ar Plan was implemented during 2021. It underlines the need to guarantee natural gas demand and outline incentives to materialize immediate investments tending to maintain and/or increase production in the gas basins, where producers commit to achieve a production curve that ensures the maintenance and/or growth of current levels.

The program articulates a mechanism that guarantees the satisfaction of gas demand from priority residential consumers and electricity power plants, allowing exports of the remaining balances in non-winter seasons. The program will be in effect for 4 years and may be extended by the Secretariat of Energy based on its assessment of the gas market overview.

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On December 3, 2020, the first Gas.Ar Plan Bid was conducted, through which the Government proposed a 70 MMm3/d basis; out of which 47.2 MMm3/d corresponded to the Neuquen basin, 20 MMm3/d to the Austral basin and 2.8 MMm3/d to the Northeast Basin, plus additional volumes in winter. Neuquén basin producers presented bids for 49.35 MMm3/d, whereas proposals from the Austral basins amounted to 18.5 MMm3/d. In other words, the initiative engaged the commitment of 67.85 MMm3/d, barely below the target.

On February 22, 2021, through Res. N° 129/2021, the Secretariat of Energy summoned to a new bidding process within the framework of the Gas.Ar Plan to meet higher gas winter season demand with national production. Companies presented their bids for a volume of up to 4.5 MMm3. The average price of winter 2021 Round Two was at 4,731 USD/MMbtu. For the oncoming 2022, 2023 and 2024 winters, the bidding volume is of 3.36 MMm3/day at an average price of 4,73USD/MMbtu.

By mid-October 2021 the SE summoned to Round Three of the Gas.Ar Plan through Res. 984/21. In this round it was offered the purchase of 3 million m3/day of gas from the Neuquen basin, 1.5 million m3/day from the South of our country and 1 million m3/day from the Northwest, for the years from 2022 to 2024 inclusive, with injection starting by next winter 2022. Bids proceeded exclusively from the Neuquen Basin.

The table below shows the results of the three Rounds of the “Gas 2020-2024 Gas Scheme” focused on the year 2022.

Supply from Bolivia –under the framework of the agreement entered between both governments – resulted in an average of 12.7MMm3/d, thus falling 2.3 MMm3/d below the volume recorded in 2020. On the other hand, liquefied natural gas imports (“LNG”) —by sea, re-gasified or injected in the natural gas transportation system at the Escobar and Bahía Blanca ports located in the Province of Buenos Aires— recorded an average contribution of 9.5 MMm3/d in 2021 (3.9 MMm3/d above LNG contributions recorded in the year 2020, of 4.7 MMm3/d, when only the Escobar tanker ship was in service).

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Natural gas imports (MMm3/d)

Source: Our own elaboration with internal data.

4. OUR BUSINESSES IN 2021

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Natural Gas Transportation

Revenues generated by this business segment amounted to Ps. 88,976 million in 2021, reflecting a variation of Ps. 4,643 million, versus the Ps. 84,333 million recorded in 2020.

Source: Our own elaboration with internal data.

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Tariff Overview

The closing of the Tariff Review Process by means of ENARGAS Resolution N° 310/18 was critical in the path to the development of a sustainable natural gas transportation business that meets the high quality standards outlined by the ENARGAS, which we have complied with since we were granted the License.

However, as a consequence of the economic context and COVID impact, we have not received any tariff increase whatsoever since April 2019, which would have been applicable in accordance with the provisions of the mentioned Tariff Review Process. This situation, combined with the sustained increase of operation costs driven by inflation, has had a negative effect on the profitability of this business segment.

Several regulations have been issued by the Executive Branch and the ENARGAS, - with the purpose of reorganizing the public utilities tariff situation and supporting lower income households - including: (i) granting of tariff increases that do not make up for inflation, (ii) temporary prohibition of service suspension for failure to pay, (iii) several work tables to carry out the new Tariff Review Process and the determination of transition tariff adaptations while the tariff review adjustment is not materialized (iv) cold regions regimes through which the number of users whose gas consumption is subsidized goes up, among others.

Particularly in connection with the natural gas transportation service we render, on February 22, 2021, the ENARGAS issued Res. N° 47/2021 through which a Public Hearing was summoned. Such hearing took place on March 16, 2021 with the aim of discussing the transitory tariff regime in line with the provisions of Decree 1020/2020.

tgs was present at the mentioned hearing and requested a transition tariff increase of 58.6% effective as from April 1°, 2021 with the aim of generating incomes enough to cover expenses, investments, taxes, interests and reserve for the financial indebtedness amortization, corresponding to the regulated transportation service, to face the oncoming 12- month period starting from its coming into effect.

tgs emphasized that the proposed tariff scheme did not imply or may be interpreted as a waiver to the claims and actions to which tgs is entitled as a result of the tariff freezing derived from the regulations mentioned above.

On April 29, 2021, ENARGAS issued a definite project for the Transitory Renegotiation Agreement, proposing to maintain tgs transportation tariffs unchanged, with no variations from the tariff charts approved by ENARGAS for the April 2019 adjustment.

tgs rejected this proposal, arguing that it was not viable to enter a transitory agreement that did not acknowledge any tariff adjustment whatsoever for tgs and requested ENARGAS to reconsider its position.

On June 1° 2021, by means of Decree N° 353/2021 the Executive Branch ratified the Ministry of Economy and Enargas Joint Resolution N° 1/2021. The Joint Resolution determined it was not feasible to reach an agreement with tgs on a transitory tariff adjustment and ratified the validity

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of the TTR, thus maintaining the tariff charts approved by ENARGAS for the April 2019 adjustment.

Afterwards, on June 2, 2021, ENARGAS issued Res. N° 149/2021 approving the Transition Tariff Regime for tgs effective as from that date. The  TTR (i) does not grant a transition tariff adjustment in favor of tgs; on the contrary: it maintains the tariff charts effective since April 1, 2019 unchanged; (ii) it stipulates that since the coming into effect of the Transition Tariff Regime –and until the Definite Renegotiation Agreement is in force – it is contemplated the possibility that ENARGAS adjusts the tariffs as from April 1°, 2022; (iii) does not outline a mandatory investment plan for tgs y (iv) forbids the distribution of dividends, the advance payment of financial and commercial obligations with shareholders, the purchase of other companies and the granting of loans.

In light of these circumstances, tgs filed several judicial and administrative proceedings against the regulations mentioned above, objecting not only the lack of tariff increase but also the restrictions imposed on the management of the Company.

A new public hearing was conducted on January 19, 2022, under the framework of ENARGAS Resolution N° 518/2021, the aim of which was to address a transition tariff in line with Decree 1020/2020. At said hearing, with the purpose of reaching a definite agreement in the renegotiation and restore the economic and financial equation of the license, tgs requested a transition tariff to be implemented in two stages in the year 2022, for an aggregate increase of 106%, by virtue of the evolution of operative costs and the main macroeconomic indicators.

Subsequently, on February 1°, 2022, we received from ENARGAS a proposal related to the Transition Renegotiation Agreement (the “2022 Transition Agreement”), which was approved by our Board of Directors on February 2, 2022 and by several governmental entities on February 18, 2022. Said agreement was ratified by the Executive Branch through Decree N° 91/2022, effective as from February 23, 2022, and stipulates a transition tariff increase of 60% as from March 1, 2022 (“TTR 2022”).

On February 25, 2022, ENARGAS Resolution N° 60/2022 was published on the Official Gazette, by means of which the new tariff charts contemplated in TTR 2022 are effective as from March 1, 2022.

It should be noted that in line with the provisions of the 2022 Transition Agreement, tgs agreed to suspend all the action and claims related to the Tariff Review Renegotiation, Law N° 27,541, Decrees N° 278/20 and N° 1020/20.

As of the date of the issuance of the issuance of the present annual report, tgs is in talks with the ENARGAS as despite the transitory tariff, there could be a new calculation of the tariff for the 2022 period and ENARGAS may contemplate a further transitory increase and Tariff Review Process.

It must be underlined that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of agreeing on

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a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

Natural gas transportation system operation

Meeting the needs of 133 direct clients and 6.2 million of indirect clients, we keep performing a leading role in the natural gas industry in Argentina. The breakdown of the total firm capacity as of December 31, 2021 per kind of client is as follows:

Total firm capacity per kind of client
Producers 4%
Comercial 4%
Industries 9%
Power Plants 15%
Distribution Companies 68%
Producers
Comercial
Industries
Power Plants
Distribution Companies

Source: Our own elaboration with internal data.

In 2021, natural gas’ daily average injection to the pipeline system under firm or interruptible services operated by TGS amounted to 69.5 MMm3/d, higher than the average 68.2 MMm3/d recorded in the fiscal year 2020. It is worth mentioning that Neuquén basin’s contribution was 9% higher than last year, whereas the Austral basin injection went down by 7%.

As of December 31, 2021, total capacity contracted on a firm basis or “ship-or-pay” was of 82.6 MMm3/d, with a weighted average life cycle of approximately 11 years.

In late October 2021, we conducted Open Season 01/2021, the aim of which was to renew firm transportation capacity contracts that expired in the years 2022/2023. We achieved the renewal of hired capacity for 5.04 MMm3/d, for an average term of 20 years. Neuquén routes were renewed for a term of 35 years and the Austral basin for average 12 years. These agreements strengthened the sustainability of tgs businesses and also ensured the contractual continuity of the offered routes originated at the Austral basin, in the face of injection drop risks.

It is worth mentioning that this year we achieved the entering of 118 new agreements, 69 interruptible transportation services and 49 exchange and displacement contracts.

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           Operating data of Natural Gas Transportation

Natural gas transportation segment financial and operational indicators

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Liquids Production and Commercialization

Revenues related to this segment accounted for 63% of tgs total revenues in 2021. In a year- over-year comparison, revenues went up by Ps. 14,076 million, from Ps. 41,655 million reported in 2020 to Ps. 55,731 million in 2021.

Out of total tons dispatched in 2021, 31% of them were exported. Breaking down the tons dispatched to the domestic market, 73% of them were sold at denominated prices, which are subject to the evolution of the United States dollar.

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In 2021 tgs was the second ethane producer in Argentina, after MEGA, our production share going up to over 40% of total ethane produced in the year in our country. The graphs below show our share in total propane and butane produced in Argentina in 2021:

Source: Secretariat of Energy

International reference prices of the products we export followed a rising trend throughout 2021. The recoveries of average prices of propane, butane and natural gasoline were of 104%, 89% and 85%, respectively. This significant increase derived from commodities prices rebound and the energy crisis affecting Asia and Europe. For further information, please see “International Scenario”.

In the domestic field, as mentioned below, butane prices presented a slight increase in April within the framework of the Household Program, in accordance with Resolution N° 249/2021. In August 2021, also under the framework of such program, the Secretariat of Energy, through Resolution N° 809/2021, provided financial aid to butane producers. Said assistance was in effect from August to December 2021 inclusive and it was afterwards extended up to March 31, 2022 by means of Resolution N° 88/2022.

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To continue addressing the COVID pandemic, we continued with the “Prevention Committee for COVID Contingencies” throughout the 2021, with the aim of delineating the adoption of measures required for health prevention of our workers and contractors, and also to ensure LPG processing and dispatch.

To this end, we maintained the intensification of on-call shifts at the Cerri Complex and Puerto Galván and we conducted several training and awareness activities that prevented product dispatches —either by truck or ship— from being interrupted by any COVID-related incident. All these tasks were coordinated with the corresponding sanitary authorities, in compliance with the protocols dictated within a national, provincial and municipal scope.

Foreign Market

Liquids sold in the foreign market in 2021 amounted to 346,105 tons, 32,601 tons below the 378,706 tons sold in in 2020.

Liquids exports revenues in 2021 amounted to Ps. 22,952 million, representing 26% (17% in 2020) of total revenues and 41% (35% in 2020) of total Liquids Production and Commercialization revenues.

We continued commercializing LPG by land, dispatching roughly 17,348 trucks (410,029 tons) loaded with our own product, versus the approximately 16,543 trucks (379,635 tons) of our own product dispatched in 2020. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin.

Propane and butane deliveries overseas were conducted in a SPOT modality, seizing opportunities related to different niche markets, which allowed us to increase considerably the fixed premiums of each transaction.

In April 2021 we made the first export by sea in a direct manner (no go-betweens) to a Brazilian LPG distribution company.

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Regarding natural gasoline sales, upon the expiration of the term agreement with Petrobras Global Trading B.V., in effect up to January 31, 2021, we conducted spot transactions with Trafigura Pte Ltd until the month of May. As from June onwards, we operated with Trafigura Pte Ltd under the terms of a temporary agreement, with an extension up to March 2020 inclusive.

In 2021, average prices of propane and natural gasoline for export recorded increases of 104%, 89% and 85%, respectively. On the whole, international reference prices presented a rising trend throughout the year, with some slight monthly contractions during the first half of the year and towards the closing of 2021.

By means of Law N° 27,541, the National Executive was authorized -until December 31, 2021- to set export duties that shall not be above 33% of the taxable income or the official FOB price. Beyond the general ceiling mentioned above, —in connection with hydrocarbons— it is established that rates shall not exceed 8% of the taxable income or the official FOB price. Through Decree N° 488/2020, it was stipulated that the rate applicable to export duties on certain gas and oil products and byproducts— within which the products that tgs produces and exports are included— shall range between 0% and 8%, subject to the quotes for ICE Brent first line barrel. If such price were lower than US$ 45, the rate would be zero. On the other hand, if the price were same or higher than US$ 60, an 8% rate would be paid, and the rate shall be variable between 0% and 8% if the price falls between US$45 and US$ 60.

Throughout the year 2020, the average withholding tax was of 8%, except for the months of January and February, as the quote of the ICE Brent first line barrel was above the maximum outlined by the regulations in force for the application of the maximum rate.

Domestic Market

We continued participating in the several supply programs dictated by the National Government. Such is the case of the program for the Supply of LPG at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015, later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Secretariat of Energy and Resolutions N° 56-E/2017,  N° 287-E/2017 and  N° 15-E/2019 and Provisions N° 5/2018, N° 34/2019 N° 80/2019, N° 104/2019, N° 30/2020 y N° 249/2021 of the current Secretariat of Energy  and the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”)

The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

Butane and propane price commercialized under the Household Program is determined by the SE. On April 2, 2021, the SE issued Resolution N° 249/2021 by means of which the price of said products was increased to Ps. 12,626.60.

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Afterwards, on August 25, 2021, the SE issued Resolution N° 809/2021, which dictates a Transitory Economic Aid targeting LPG industry players (producers, fractionating companies and distribution companies). The Transitory Economic Aid stipulates the acknowledgement of 20% of the LPG Household Program sales invoicing for the period comprised between August and December 2021, later extended until March 31, 2022.

Participation in this program forces tgs to produce and commercialize LPG volumes required by the controlling entity at prices inferior to market values and under certain circumstances at prices lower than their processing cost.

Regarding the Propane for Networks Agreement, on August 10, 2021 we signed its eighteenth renewal, in effect until December 31, 2021. The agreement expiring on December 31, 2022 was signed on February 17, 2022.

This agreement contemplates the payment of compensation to the participants to be paid by the Argentine Government, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue amount as of this date is of Ps. 1,246 million.

Beyond the supply programs mentioned above, we have sold 196,990 tons of propane and 17,072 tons of butane, mainly destined to the fractionating market and —to a lesser extent— to the industrial, propellant and automotive markets.

We kept commercializing ethane, after closing a long-term agreement with PBB. This new agreement contemplates similar terms to the ones agreed in the former one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2021, ethane tons sold to PBB slightly went down: total sold tons amounted to 353,078— whereas 360,870 had been recorded in 2020.

We also continued rendering logistic services at Puerto Galvan facilities in a successful manner.

In May 2021, we entered an agreement with Mega. for the rendering of an LPG dispatch service to load tanker ships before the eventual impossibility of using their own dock. The agreement extends until December 2023.

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Natural gas processing

The production of Liquids in 2021, reached 1,120,146 tons (47,497 tons or 4% less than 2020). This was attributable to the fact that in 2020 there were no production restrictions in winter, as a consequence of a lower demand during the pandemic.

In 2021, normal activities at our facilities were still affected by the COVID pandemic. We formed sanitary personnel bubbles, restricting physical attendance to activities that required onsite resources for product operation, maintenance and dispatch. Entrance protocols were applied by means of body temperature-taking and questionnaires for both our own employees and contractors. The implementation of weekly meetings to follow-up actions and cases allowed us a continuous adjustment of the protocols and measures. Facilities were adapted to the requirements of distance, isolation and good practices recommended by the WHO.

Specifically in the case of product dispatch, there were restrictions regarding the access of trucks to the complex due to the sanitary situation. We have nevertheless reached the number of 34,000 dispatched trucks.

Additionally, we redesigned exports documentation for the reception and dispatch of ships into an electronic format to avoid direct and personal contact of our operators with the ship crew.

A criticality analysis was conducted on the investment plan planned tasks and operation and maintenance expenses. As a result, tasks not considered critical to maintain plant reliability and safety were re-scheduled. In spite of that, it was possible to keep the facilities in high reliability and availability levels.

The price of natural gas acquired as PTR for processing at the Cerri Complex —measured in United States dollars— rose by 41% compared to 2020. Said increase is related to the start up of Gas.Ar Plan, implemented by the National Government, the aim of which is to generate the framework that facilitates the recovery of national gas production, establishing new market price references.

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Higher international liquids prices, and their effect on annual average prices, positively impacted on the operating margins of this business in 2021. This, added to the coordinated team work of the different areas, enhanced the functioning of equipment through the daily programming of natural gas processing, improving performance in liquid recovery at the Cerri Complex and improvement works that will continue to optimize RTP consumption. Besides, thanks to the entering of new natural gas supply agreements and the current natural gas situation, its supply was guaranteed at reasonable prices.

Last but not least, the coming into effect of the Gas.Ar Plan had a significant effect on this business segment. After the granting of volumes and prices conducted in December 2020 and March 2021, an increase was recorded at the transportation system’s entry point (“PIST” for its acronym in Spanish) for thermal generation and gas distribution companies. This rise affected industrial users and had an impact on costs of the natural gas consumed at the Cerri Complex, thus affecting this business’ operative margins. However, the mentioned plan also helped to reverse the drop in the production levels that had been recorded over the last periods and allowed us to sustain our gas processing business at the Cerri Complex.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

Other Services and Telecommunications

The revenues of the Other Services and Telecommunications segment accounted for 10% of tgs total revenues in 2021. This area is engaged mainly in the rendering of midstream and telecommunications services.

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Midstream Services

Our leading role in the natural gas industry allows us to integrate all the links of the value chain, from wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

As a result of the implementation of the Gas.Ar Plan in December 2020, gas production was boosted and reactivated in the year 2021. So much so that in the Neuquen basin production levels were enough to fill up the ducts of the regulated transportation system with wellhead in such basin. The continuity of this plan will be essential to make the industry foreseeable, consolidate and potentially increase production levels recorded in the second half of the year 2021. To reach new production level increases, it will be necessary to develop the new gas transportation infrastructure that links the Neuquen basin to the consumption areas.

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Higher natural gas production levels recorded in the Neuquén basin resulted in rising levels of activities at Midstream facilities, which is mainly evident in the Vaca Muerta system, which started the year 2021 gathering and treating at the Tratayén plant volumes of approximately 3.5 MM3/d and ended this year with volumes of around 9 MM3/d. To cope with this growth in volumes, we conducted expansion works at the Tratayén plant, which had been approved in the year 2020. These works, finalized in the month of September 2021, implied the installation of a new slug catcher and a new stabilization tower.

This effort was complemented by the negotiation and closing of new service agreements (transportation and conditioning) with Shell Argentina and YPF in Bajada de Añelo and with Pampa Energía in El Mangrullo.

This year, the Río Neuquén plant received higher natural gas flows, which opens opportunities to expand the services rendered at the same with potential capacity expansions.

The Vaca Muerta pipeline system goes through several hydrocarbon areas, such as Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, Los Toldos I Sur, Pampa de las Yeguas I and II.

The economic impact of this business in the region is remarkable, favoring the development of communities and contributing to the development of the Vaca Muerta area.

We continued rendering Midstream services and we entered new agreements related to operation and maintenance works, facilities start-up, integrity and engineering and flexibilization of off-spec natural gas. These activities strengthen our bond with our country natural gas producers and give us the opportunity of keep showing our capacity to render services.

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New Projects

Our strategy to focus on the client and innovation keep us centered on generating businesses and alternatives that allow us to achieve profitable investments and thus deliver value to our shareholders.

Thus, in the last quarter of 2021 tgs approved two investment projects to expand the capacity of the Tratayén plant:

•Installation of two modular gas conditioning plants through Joule Thomson technology, each with a treating capacity of 3.5 MM3/d of natural gas and a new gasoline stabilization tower. This project contemplates phased start-up dates throughout the year 2022 and will involve an estimated investment of US$ 22 million.

•Installation of a 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 82 million, with startup date foreseen for mid-2023.

These projects will expand the Vaca Muerta service rendering capacity, improving the profitability of the investment conducted by tgs and ensuring and guaranteeing the safety of the evacuation of producers’ gas volumes.

The mentioned projects also consolidate our commitment to the energetic development of Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. Hence, the building of the Néstor Kirchner Pipeline recently announced by the National Government is of great relevance for this business segment, as it will allow us to enlarge our business portfolio in the region.

For that reason, we are still in talks with different basins producers to be able to seize business opportunities that allow us to increase our service and clients’ portfolio.

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Telecommunications

In 2021, we closed agreements that expanded our sold capacity and consolidated our telecommunications services rendered by Telcosur.

Pursuing a mid and long-term business consolidation strategy, Telcosur closed agreements with new clients and extended or renewed current agreements

We also conducted a technological change in the optical fiber transmission system in the section Cerri – Viedma – Puerto Madryn – Pampa del Castillo, which increased bandwidth by 100 Gb in the network.

Installation of an optical fiber network in Vaca Muerta

In 2020, Telcosur finalized the work it had started in 2019, related to the installation of 150 km of high-capacity optical fiber to render telecommunication services to oil and gas producers and companies in Vaca Muerta, who require large-volume data transmission for their operations and communications.

The USD 3 million investment –which was conducted by tgs- improved connectivity in a key non-conventional gas extraction area. The network was installed parallel to the Northern and Southern Vaca Muerta Pipelines-

Thanks to this, in 2021 we could capitalize the investment, entering into new agreements and venturing into new technologies.

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In 2021 we expanded optical fiber capacity in Vaca Muerta, mounting electronics, energy and antennas at new stations. This will make it possible to provide point-to-point or multipoint solutions at constant speed and high capacity. Its voice, data, internet and video integration features allow to us to enhance costs.

Agreement with DATCO Group

Telcosur and Datco group –a regional conglomerate specialized in technology, infrastructure and telecommunications solutions— developed a strategic cooperation alliance to expand their operations in the Argentine Patagonia, mainly in the province of Neuquén for the oil and gas industry that targets the development of Vaca Muerta.

The goal of both companies is to leverage their capacities and generate business synergies in the southern region of our country, maximizing the profitability of the optical fiber installation mentioned above.

Under the framework of this alliance, both companies agreed on two work axes, as follows:

•Cooperation between Telcosur and 0G Networks, part of the Datco Group, to introduce Sigfox technology on the microwave antenna tower infrastructure deployed along more than 4,600 km of the Patagonia region;

•Interconnect optical fiber networks between both operators, which add up to over 1,800 km along La Pampa, Chubut, Neuquén, Río Negro, Santa Cruz, Tierra del Fuego, Antártida and Southern Atlantic Islands.

This agreement consolidates Telcosur’s commitment to boost the development of the second highest hydrocarbon reserve in the world, Vaca Muerta, and sets the basis for its positioning in the market as a renowned telecommunications provider.

Under this agreement, in 2021 a very important optical fiber transmission capacity was commercialized in the pipeline section Cerri – Viedma – Madryn – Pampa del Castillo.

We also implemented an Internet of things (IoT) radio base in Bahía Blanca to start developing the minimum feasible product to offer to clients.

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FINANCIAL AND OPERATIVE INDICATORS OF THE OTHER SERVICES AND TELECOMMUNICATIONS SEGMENT

5. Conduction of Operations and Safety

Pipeline systems operated by tgs in Argentina

GRAL. SAN MARTÍN PIPELINE
P.C. Buchanan
ANILLO GRAN BUENOS AIRES PIPELINE
MEDANITO-MAINQUE PIPELINE
P.C.Río Neuquén
NEUBA II PIPELINE
P.C. Ordoqui
P.C. Saturno
P.C. Olavarría
P.C. El Chourron
VACA MUERTA NORTE PIPELINE
P.C. Gaviotas
P.C. La Adela
LOOP SUR PIPELINE
P.C. Barker
VACA MUERTA SUR PIPELINE
P.C. Fortín Uno
P.C. Indio Rico
P.C. Belisle
P.C. Confluencia
COMPLEJO GRAL.CERRI
P.C. y P.T. Plaza Huincul
P.C. Río Colorado
P.C. Picún Leufú
NEUBA I PIPELINE
P.C. Chelforó
P.C. Cervantes
P.C. Gral. Conesa
P.C. Piedra del Águila
CHELFORÓ-CONESA PIPELINE
P.C. San Antonio Oeste
P.C. Bajo del Gualicho
CORDILLERANO PIPELINE
P.C. Dolavon
GRAL. SAN MARTÍN PIPELINE
P.C. Garayalde
P.C. Manantiales Behr
P.C. Pico Truncado
P.C. Bosque Petrificado
P.C. Río Seco
P.C. San Julián
P.C. Piedrabuena
P.C. Moy Aike
P.C. Magallanes

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Measures adopted to face the COVID emergency

The reliability of our transportation system, along with the safety and health of our staff, remains our top priority in response to the COVID emergency. Thus, we implemented a reliability strategy, focusing on critical system maintenance tasks, based on a planning process, personnel awareness in protocols and cares to be implemented, which ensured compliance with the outlined plans, without incidents and overcoming emerging obstacles.

Thanks to the implementation of good practices related to technical, logistic, operative, occupational safety and sanitary prevention issues in the operation and maintenance activities, we were able to:

•Protect the health and safety of our operative staff

•Guarantee operational continuity in case of COVID infections in key staff members

•Ensure the adequate functioning of equipments and facilities

•Guarantee the quality of services provided both to internal and external clients

•Identify further actions to be taken during and after the emergency

•Keep a fluid communication with and conduct a follow-up of the personnel and their health conditions.

We continued optimizing expenditures and operative expenses, without affecting safety and reliability tasks that enable us to operate the pipeline system in line with the legislation in force.

The strategy we have implemented, the adopted measures and the commitment of our people have ensured the efficient performance of our operations both in the transportation system and at the Cerri Complex and Puerto Galván plants.

Pipeline Investment Works

Our gas pipeline system satisfactorily met natural gas dispatch demand and the regulatory entity’s requirements.

To ensure that the service will not suffer future interruptions, it is vital to ensure an efficient management of the pipeline system, involving maintenance, inspection and prevention tasks.

We have conducted integrity assessment tasks, such as in-line inspections along 2,285 km of pipelines and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 216 km of pipelines and in 15 client feeding branches. These tasks have been conducted to identify, assess and control threats to pipelines integrity - such as external and

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internal corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

We successfully concluded recoating works along 21 km of pipelines in 2021, distributed as follows: 13 km in the Neuba I Pipeline in Allen at the discharge of the Chelforó compressor plant and 8 km in the General San Martín Pipeline— at the discharge of the Indio Rico Compressor Plant. This program was the most significant of this kind ever faced by tgs, not only because of its economic scope but also due to the technical deployment it entails as recoating was conducted along three times as many kilometers as the average programs carried out over the last five years.

These works also included non –destructive magnetic particles and ultrasound testing for the identification of anomalies in longitudinal weld seams and stress corrosion cracking (“SCC”), by means of which we have been able to detect anomalies that could be mitigated through pipe replacements.

Additionally, we conducted recoating works at the facilities of the Holdich scraper receiver and launcher Trap. The purpose of these works is to mitigate the risk of external corrosion and SCC as well as to survey and mitigate any pipe anomaly that in the future may deteriorate and interrupt the service.  Thus is how we extend the useful life of our facilities.

Along the same lines and to neutralize corrosive activity we conducted works to fill in the casing with microcrystalline wax at 13 critical crossings, such as national, provincial routes and railway passing. This reinforces the integrity of pipes in densely populated areas.

Within the framework of the Stress Corrosion Cracking assessment and mitigation plan, we launched an inline inspection plan with “EMAT” technology to detect cracks colonies. As of this date, we have inspected 120 km in the Neuba I Pipeline. As a result of the inline inspection with ultrasonic crack detection (UTCD) in liquid cavity at the discharge of the San Julian compressor plant, we could optimize the analysis process of the EMAT inspections conducted previously, which led to the reprocessing of inline inspection reports by the contractor in 196 km of pipes in the San Martín pipeline. This innovating operation and the synergy achieved between tgs and the contractor enabled us to complement EMAT technology, to enhance SCC cracking detection capacity and ensure pipeline integrity to guarantee the service we render.

Another 2021 landmark was the survey of data related to Bathymetry, Potentials, Leakage and Free Span (pipe undermining) on the underwater pipelines Espíritu Santo–Cabo Vírgenes, Main and Loop, in the Magallanes Strait. These studies obtained satisfactory outcomes that guarantee the lack of damage or corrosion of the pipes due to sea currents, gas leakages and also confirm an adequate level of cathodic protection of the pipes.

Departing from analysis and planning conducted by the pipeline integrity team, we conducted an assessment campaign of 130 external corrosion effects, geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs by means of the installation of 34 reinforcement sleeves and 50 pipe replacements.

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To mitigate the advance of corrosion and improve reliability, within the scope of Cathodic Protection, we kept strengthening the system with the installation of 11 new units and 16 current reinforcement lens as well as the renewal of 8 facilities that were obsolete. Said measures were reinforced with the execution of a remote monitoring plan, for which purpose we updated 32 RTU and 58 radio units at cathodic protection facilities,

In the high population density area of the Buenos Aires Ring, we continued with the implementation of works to mitigate third parties’ damages. Accordingly, we continue developing the optical fiber intruder detection system along 20 km of pipeline, between the cities of General Las Heras and General Rodríguez. This work complements the one conducted last year, totaling an aggregate coverage of 100 km of pipeline monitored via intruder detection systems. Besides, we have intensified the signaling of our facilities all along the pipeline system in highly populated areas, among other measures. Additionally, on the most sensitive sections of the system, we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, virtual meetings with municipalities and ground-breaking & services companies in Bahía Blanca, Tierra del Fuego and Santa Cruz. Also, we conducted door-to-door communication campaigns in Bahia Blanca in the communities near the pipeline, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them.

Concerned with the safety of our people, we concluded works to adapt the grounding of 25 Cathodic Protection units, thus reducing the risk of electric shock at our facilities.

In early 2022, we will start alluvial recomposition works in the Loma La Lata link pipelines. These works aim at mitigating and repairing the effects of external forces such as heavy rainfall, which erode and expose pipeline segments.

In spite of the pandemic, we have successfully completed the 2021 winter maintenance program, which allows us to guarantee a safe and reliable operation of the pipeline system.

We carried out works at the compressor plants located in Moy Aike and Magallanes to make the system operation more flexible and prevent the stoppage of turbine compressors when not used in short periods.

We installed scraper trap launchers and receivers for maintenance and cleaning purposes in certain sections of pipeline and we also used Smart Pigs to detect each section’s integrity status. This activity was carried out in the province of Buenos Aires, in loops to the Neuba II main gas pipeline and in the section General Cerri – Las Heras. We also installed trap launchers in the San Martin Pipeline in the cities of de Cerro Redondo and Magallanes.

We constructed a new fuel gas regulation skid at the Olavarría compressor plant, which allowed us to separate the functioning of each turbine, improving the individual performance of each unit.

We have improved the Fire and Gas systems at the turbine machine housing of the Bosque Petrificado plant, upgrading the system to a NFPA standard (National Fire Protection

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Association). We implemented a system to report its trigger to the plant control room and through SADYC –data and control acquisition system – to the Cerri node. Besides, we added a blocking and venting system to the fuel gas line in the event that the system is triggered.

Facilities at the Confluencia Compressor Plant were improved in terms of operative safety.

At the Magallanes we worked to decouple discharges in order to make outflows independent so if there is damage in the main or loop pipeline, the plant may continue in service.

We also improved transportation measurement, with the installation of clamps on measurement systems, directly on the pipelines, instead of at the compressor plant. These works were conducted at the Magallanes, Dolavon and Manantiales Behr compressor plants. We also conducted improvements at measurement stations located in the Buenos Aires ring in Las Heras, Ezeiza and Gutiérrez.

Lastly, in spite of the pandemic that continued to affect 2021, the system was operated without service interruptions in a satisfactory manner.

Works at Liquids Facilities

We conducted a criticality analysis of the tasks planned in investments and expenses plan, as part of the measures adopted to mitigate the impact of COVID. As a result, activities not regarded as critical to ensure plant reliability and safety were re-scheduled.  We thus managed to maintain high levels of reliability and availability at our facilities

We carried out the works related to pressure containers and ducts’ useful life extension plan, to increase reliability and reduce risks at facilities. These tasks included several unit inspections and preventive maintenance at our facilities, including the Galvan Plant poliducts.

Focused on achieving greater operative efficiency to guarantee the continuous operation of our facilities, we have conducted investments that allow us to mitigate the risk of technological obsolesce and we have enhanced the control system that displays and records the critical variables (flow, temperature, pH, conductivity and UV power) associated to the spillage of effluents, facilitating operations and regulatory compliance, with our eyes on environment care.

We conducted the replacement of the filling of the four dehydration towers of cryogenic trains A&B, completing the total replacement of the dehydration system.

We conducted the major maintenance of 24,000 hours of the MC White 1B, critical equipment of the cooling circuit and the de-ethanization process of the Absorption Plant. At the same plant, we assembled the new system of safe energy, thus improving our environmental management.

Focused on the continuous and safe management of facilities, we implemented the new electric SCADA that will display and automatically disconnect the electric systems in the event of different scenarios, decreasing the probabilities of total stoppages at the Cerri Complex.

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A significant landmark in our 2020 operations is the finalization of the replacement of GE turbine machinery and the assembling of the new pressurization system in the casing of said turbine machinery.

Regarding improvements to the measurement systems, we implemented the first stage of SIS at the cryogenic plant and assembled the new level meter at the gasoline tank 3 and we updated the data gathering system at the Galván plant containers.

We also conducted works at the Control Room, the purpose of which was to improve the reliability of the control system of the turbine expanders of the cryogenic trains A and B, which were obsolete and created control deficiencies.

Improvements were also carried out at the Río Neuquén plant, mainly consisting in a replacement of the pipes in the cooling tower systems. We also conducted several tasks in the pipe network that will ensure greater reliability in the rendering of related services.

We also enlarged the Control Room, to improve working conditions, extending the surface to meet personal and equipment space needs. We also installed new fire systems to improve the safety of our facilities, protecting both our assets and our staff.

Works at Vaca Muerta facilities

With the aim of processing off-spec gasoline at the Tratayén plant, we built a Stabilization Plant and assembled the accessory facilities required to increase our service portfolio.

To increase the treatment capacity at the Rio Neuquén plant, we conducted works that consisted in piping and equipment adjustments to decrease the system loading loss and achieve a 2 MMm3/d treatment capacity.

On the other hand, we conducted several works for third parties, starting up several facilities.

6. Environment, Safety and Health

We commit to run our businesses and operate our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations. We address as top priorities our service quality, pollution prevention and our staff and contractors’ safety and health through the continuous improvement of our management system’s efficiency.

Quality Management

This year we adjusted our Policy of Safety, Occupational Health, Environment and Quality to introduce the changes, objectives and culture we are developing at tgs,

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along with the amendments to standard ISO 45001:2018 “Safety and Occupational Health Management Systems”. The most important elements added to our policy were: organizational challenge, focus on client, achievement and innovation. It also underscores the relevance of environmental and sustainability issues, supply of integrated services, processes, context analysis, stakeholders, risks and opportunities.

The main drivers that led to this policy revision were the need to integrate both the changes, objectives and culture currently being developed at tgs and the amendments to the ISO 45001 standard. The new Policy was issued in April 2021 and communicated to all our staff. It was also posted at the Sumándonos in-company magazine and conveyed by means of a training activity to our entire workforce in the Learning Module of the SAP-Success Factors tool.

Throughout the 2021, we continued working on the support tool to all the management system processes, SAP-EHSM, to improve the existing Events module (record of incidents, near misses, deviations, PSO/MIRÁ) and also in the data entry and assessment of the module Environmental Hazards and Aspects, where there is a record of the Environmental Tasks/Activities/Hazards and Environmental Aspects of the whole company. On the other hand, we kept entering information related to the Environment and Legal Regulations Records modules, all of this driven by specific communication and training.

We also developed a first set of Safety, Environment and Quality performance indicators in the SAP Analytics Cloud platform. One of the purposes of this development was to facilitate the availability of the most relevant Management Report indicators with such a level of detail that allows each sector of the Company to visualize its performance and contribution to the fulfillment of global goals. Another objective of this project is to automate and simplify the indicators’ preparation process. Regarding the display modality, we have developed total company panels and sectors panels. Thus, the tool enables us to query indicators corresponding to a particular facility, all the facilities of the same department, and or different facilities of different departments. We also set up Markers that allow access to the indicators dashboard per community, selecting the corresponding indicator according to each need. For the next phase, we are foreseeing to add complementary indicators, related both to Environment and Safety and Health.

On April 12 and 23, 2021 we were externally audited to maintain ISO 14001:2015 / ISO 9001:2015 and to achieve the Transition to ISO 45001:2018, by the certifying entity Norske Veritas (DNV). Based on the new standard ISO 45001:2018, we focused mainly on the following issues:

•Organizational context

•Process-based approach

•Stakeholders

•Leadership

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•Responsibility and authority

•Risks and opportunities

•Workers’ opinions and engagement

Environment

We pledge to conduct our operations with quality, reliability and safety, preserving the environment and contributing to a better quality of life in our surrounding community.

Our Policy of Safety, Occupational Health, Environment and Quality (“SMAC”, according to its initials in Spanish), reflects our commitment to the environment where we conduct our operations. In said policy, our overall pollution prevention guidelines are delineated, through the continuous improvement of our practices and processes and the observance of current legislation on this matter within a national, provincial and municipal scope, as well as of further agreements to which we willingly adhere.

tgs’ Environmental Strategic Map comprises the environmental information of each facility of our Company, along with environmental communication and awareness.

In 2021, we kept systematizing environmental data, to facilitate its traceability. Moreover, the SAP EHSM tool offers immediate visibility of the data entered per each facility, which guarantees that they cannot be tampered with, making the system easily auditable. Each of these data is collected by means of calculators that obtain GRI indicators: water, waste, emissions, effluents and energy.

In the field of environmental communication and awareness, we created an Environmental Calendar with relevant dates and different activities and communication initiatives, encouraging the engagement and participation of our staff in environmental issues. We implemented 11 environmental promotion activities, with the participation of over 470 tgs workers.

We worked along with ONG Eco House, a non-profit organization specialized in sustainability education, politics, economy and volunteering. In a joint effort with this organization, we imparted workshops, talks related to environmental calendar dates, such as the Energy Day, the Water Day, the Recycling Day, the Soil Preservation Day (Composting Workshop) and the Day of Fight against Weather Changes.

For the Environment Day, we organized a talk with the Rewilding Argentina Foundation, whose organizational purpose is to recover ecosystems in Argentina, develop and implement conservation and restoration strategies to protect fauna and flora, cultural values and people.

For the Tree Day, we conducted a talk on foresting in an industrial environment, in charge of the Center of Renewable Natural Resources of the Semi-arid Region (CERZOS, according to its words in Spanish) belonging to the CONICET. CERZOS is a research and

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educational institution that creates, communicates and applies scientific and technological knowledge for the sustainable management of ecological systems’ natural resources.

We took major steps towards setting up the SAP EHSM tool to record environmental aspects of our activities and link them to improvement actions, which each facility may propose in a proactive or corrective manner, generating a site to display and communicate them to the whole company. Thus the circuit is closed: Environmental Aspect- Indicator – Improvement in our Management System.

This year we worked on consolidating a corporate policy to achieve an organized, planned and conscious foresting action, with species adapted to each site, fostering native species. One of the purposes is to mitigate the impacts generated by our activities and achieve clear and defined criteria on how to act before the need of justified removals of trees. The policy also seeks to define responsibilities in the maintenance of the existing and future trees and allocate an annual budget to that end.

In 2021, we installed 3 new sanitary effluent treatment plants at our facilities. As of this date, the one installed at the Bajada de Añelo Plant (Neuquén) is in service, whereas the ones devised for the Dolavon compressor plant (Chubut) and the Río Neuquén treatment plant (Neuquén), are foreseen to come into service in 2022.

Towards our waste minimization goal and in line with our integral waste management procedure (PSMA310), we are looking for local options for its recycling and reuse.

A further outstanding initiative of this year was the Campaign for the Disposal of Waste derived from Electrical and Electronic Equipment year (RAEEs, according to its acronym in Spanish) proceeding from our facilities located in the west, the municipality of Darwin, Avellaneda, Province of Río Negro (see image of the Municipality campaign we joined). The compressor plants that participated in this initiative were: Chelforó, Fortín Uno, Cervantes and Belisle, through which over 700 kg of RAEEs were adequately managed. Similarly, the Piedra del Águila compressor plant (Neuquén) delivered 118 kg of such electronic waste to the municipality of Piedra del Águila, for its proper disposal.

We kept pushing the Zero Waste Program at the Cerri complex. Specifically, we continued with the replacement of disposable cups in the lunch service of the Cerri Complex refectory for steel bowls that can be reused.  We strengthened communication on this practice, explaining the importance of reducing the use of disposable plastic and describing the internal circuit of bowls. In 2022, we will work to analyze the expansion of the program for all the sectors that receive lunch services, since this has been modified due to the COVID pandemic.

Another milestone of the year was the issuance of a new procedure for the integral management of waste at the Cerri Complex and Galvan Plant, introducing the main concepts of the Zero Waste Program, which was born from the Innovation Strengthening Program. (Eureka), part of Annex 08 of the PSMA310. As part of this updating, we are working on the replacement and installation of new signs to identify waste baskets, besides their arrangement into separation islands, to facilitate internal waste management and disposal.

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Regarding communications, we implemented posters near waste baskets to explain the internal classification of waste -as well as its circuit- and to communicate that recyclable waste is sent to the Cerri ecoplant, whereas the non-recoverable is disposed of at a sanitary filling in Bahía Blanca.

We have bought a submerged flame vaporizer, the installation of which is foreseen for April 2022. With its startup we will eliminate the special liquid waste that used to be treated and disposed of out of the Cerri Complex, through authorized treatment equipment.

Going forward with the Waste Management Program started in 2018, this year we installed 7 compost bins at our facilities. From 2018 to this date, 24 of our facilities are composting their organic waste.

Our purpose is to prevent pollution and preserve the natural resources surrounding us and that we use in our operations. Towards that objective, we work on environmental goals such as:

-Reduction of emissions to the atmosphere, by means of investment in devices —such as the Stoppler tool—, we aim at reducing the venting of natural gas during pipelines maintenance. In addition, we replaced wet seals with dry seals. We continued with the calculation of the Carbon Footprint per process and with the design of improvements to decrease GHG gases.

-Minimization of waste generated at our facilities, comprising both assimilable urban waste and industrial and hazardous waste. In 70% of our compressor plants we have compost bins to treat the organic waste derived from the plant refectories. We generated campaigns to raise the awareness of tgs personnel and contractors about the adequate management of waste and the importance of separation at origin. On this topic, it is worth mentioning the “Zero Waste” program to minimize waste at the Cerri Complex and awareness-raising activities imparted to the staff at the main office about the recycling of waste at the different Buenos Aires Mobile Green Spots.

-Energy consumption reduction and improvement of energetic efficiency, investing in technology that drives to an efficient use of this resource, improving lighting systems with LED technology at a great deal of the Company’s facilities.

-Treatment of sanitary effluents, promoting their recovery as irrigation water, focusing on water-stressed areas.

-Efficient management of water, taking all the measures required to ensure its care and the need to control consumed and discharged water. We instructed our workers to adopt these water care practices.

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ENERGY

In 2021 we started working on the implementation of standard GRI 302- Energy, the first results of which are expected to be obtained during the year 2022. Subsequently, we will work on consolidating energy reduction goals.

As a further innovation, we will install at the Cerri Complex a new water -heater known as 4001E, considered an improvement in fuel gas consumption.

EMISSIONS

This year we finally obtained our Carbon Footprint indicators calculation with the methodology developed by the Intergovernmental Panel on Climate Change (“IPCC”). This takes us to the forefront of our business segment in terms of emissions management and allows us to face continuous improvement with an indicator that can be traced internationally. Based on this foundation, we will be able to set long term goals and objectives and keep protecting the environment without detriment to our operative efficiency.

The graph below presents total methane gas emissions over the last five years.

Source: Our own elaboration.

FORESTING

The seed for this initiative was a proposal made from the contractor in the deforestation pit of the Chelforó/Conesa pipeline in Dolavon Base: the company Agrovial Dingebauer offered to donate one tree per hour worked for tgs.

Departing from that initiative, the idea of relating it to the facilities’ foresting project was born. The staff of the regional facilities (Conesa and Base Dolavon compressor plants, Fortín Uno, Belisle and Chelforó and Chelforó bases, Telcosur) worked jointly with the staff from the Safety, Environment and Quality department. We hired a forestation engineer and the initiative was coordinated with the nonprofit organization Eco House.

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Following the counseling of the work team mentioned above, we planted 130 trees, evenly distributed among the mentioned facilities. Plantations were made with native species that required much less maintenance as they are adapted to the region and which - from an ecological point of view- is the most suitable choice for several reasons.

The activity was carried out in late November 2021 and the plant staff and their families participated in tree plantings at each of the facilities. Some weeks before the planting, a training event was conducted at each facility on the topic of tree care, particularly during the first stage of adaptation to the site, with talks imparted by Eco House.

Safety and Occupational Health

Safety is a "Value" that stands out in our Top Management and plays a major role in our employees and workers’ risk prevention and minimization activities, generating commitment to a sustainable culture of safety-driven behavior. We understand Safety and Occupational Health management as the joint effort of all the people who are part of or interact with our Company, so its management strongly involves our contractors’ staff as well. We work strongly on modifying and strengthening attitudes, competences and patterns of individual or group behavior that affect or influence safety at work. We focus on prevention until we can reach a safe-habits culture.

The 2021 has seen improvements in safety indicators and performance, decreasing driving risks:

Drivers risk % trend

We carry on with the psychometric tests, implemented by means of a battery of five exercises to monitor five aspects of the driver:

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•Concentration

•Discriminative Attention

•Anticipation Speed

•Decision-Making

•Motor Coordination

We have successfully added a Scoring section to our Preventive Driving Program, which encourages drivers to circulate at low risk, so road incidents are at low speed and with no serious consequences for people.

We conducted hygiene monitoring and metering campaigns to check that parameters are in line with labor environment requirements, during the tire change works as the Cerri Warehouse and Bahía Blanca Operative base.

We stick to our commitment of achieving the lowest levels of incidents related to safety, health and environment, thus improving accident rates, within the framework of a Cultural change oriented to interdependence.

To promote incidents’ awareness, we shared their evolution with all the Communities, with the participation of over 100 people mainly from the operative and administrative areas of the Company, by means of pictures, analysis and replications for the different facilities or sectors. We closed this action with a workshop that reached over 85 persons from the different sectors, through which we explained how to conduct a research based on the cause-tree analysis method.

We participated in new businesses through the MOC (Management of Change) methodology and we recorded them in a new SAP module.

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Additionally, before starting any project and at each advance stage of any work or maintenance task, we conduct five-minute talks to analyze the task-related risks and understand the prevention measures that must be adopted to minimize them in terms of Safety, Health and Environment.

7. Human capital

We play a leading role in the economic growth of our country. Our culture pivots on the customer, innovation, achievements, ethics and transparency. We are aware that our people are the key to our success and we believe in their high level of commitment and capacity.

We seek to build a healthy and challenging work environment and we watch over our people’s overall welfare. For over ten years, we have been one of the best places to work at in Argentina.

Our team anticipates to market’s needs; it is open to new ways of thinking and focused on the fulfillment of our goals.

We are proud of our track-record and the knowledge. We have the tools we need to keep growing, driving our country forward and improving people’s quality of life.

Number of workers as of December 31, 2021

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Workers breakdown by gender

Workers breakdown by union

Strongly committed and focused on the cultural transformation and delivery of value to our customers, our Human Capital management has stood out this year for carrying out projects and processes that aim at developing an innovating, strategic and long-term vision.

Once again we performed the GPTW work climate survey, with a high level of participation and engagement from our workforce (90% response rate) with a 86% positive perception from our workers at company level and a 76% average satisfaction level, which earned us the GPTW certification, an acknowledgment to our organizational culture from our employees, who value the positive experience of working with us. We aim at keep growing and making tgs and Telcosur “great places to work”.

To keep strengthening the Human Capital area, we have worked on the revision and enhancement of the sectors’ key processes, such as talent attraction, in-company opportunities, performance management and talent development, introducing strategic data analysis technologies (HR Analytics), to strengthen our practices and achieve greater integration and a transversal management.

We have also worked in depth with each of the Company sectors in the detection and planning of potential and key talent, focused on the generation of improvement and

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development action plans, guaranteeing the availability of the qualified human capital we need to build our future.

We kept working and evolving in our practices and experiences in the Programs of Ambassadors, Seedbed, Young Professionals, Professional Practices, Coaching and Integration Programs, among others.

We have closed a year of great learning and challenges with the vision and purpose of being leaders and facilitators of success and future both in tgs and Telcosur.

Trade Union Relations

Our relations with trade unions had an unprecedented nature this year. As our business activities have been rated as essential since the outbreak of the pandemic it was necessary for us to ensure the daily coverage of our operations. In light of that need, we had to hold many meetings to deal with many situations beyond salary issues. Negotiations were intense, demanding, complex and we had to deal with forceful measures in some sectors. The final results of these negotiations were poured into letters of understanding that were submitted to labor authorities for their approval. Union conflicts have been solved since last May.

Occupational Health

Our occupational health efforts continued to be focused on the pandemic. We conducted a follow-up of COVID confirmed and suspect cases, isolated potentially infected staff, upgraded the COVID self-declaration form into a new and more agile online version, communicated protocols and recommendations to preserve the health of our workers and guarantee the continuity of our operations, among other actions.

One of the key cornerstones to achieve the immunity of our workers was the promotion of vaccination against COVID. For such purpose, we communicated the recommendations of the Ministry of Health and conducted a real-time tracking of the doses received by each worker.

We also contemplated the psycho-social impact of the pandemic. To deal with it, we conducted talks, videos, workshops on coping with emotions and sessions with specialists for those who requested them.

Beyond the pandemic, we continued promoting health as every year with “the Health Day”. This year it was conducted online and its objective was to promote health care, self-management, identify risk groups and conduct more customized campaigns. Along with SMEL we specifically worked with risk groups related to overweight and obesity.

In late 2021 thanks to a better pandemic context we resumed our “Family Day”, an activity very appreciated by the plant staff, through which employees share a day with their families to visit the plant and conduct awareness activities related to safety, environment and health issues.

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“+Energy Program”

In 2019 we had created the +Energy Program, which acknowledges the achievements and track record of employees who transmit tgs culture through their individual, team work and/or commitment to the organization. Throughout this year, we have acknowledged:

562

workers for outstanding actions

107

for their participation in teams

16

for their individual performance

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acknowledgements to track record in the Company

We acknowledge track record, renewing our commitment to our employees. In 2021 we granted 39 acknowledgement gifts for 15, 25, 35 and 40 years of track record at the Company.

Since our beginnings, we have improved almost by 30% our workers’ perception of our acknowledgement performance.

Perception of our acknowledgement performance
(in %)
100
90
80
70
60
50
40
30
20
10
0
2019
2020
2021

Benefits Program

tgs offers an outstanding and very competitive benefits program: “Plus!”, designed in line with the needs of all those who make the Company. Organized by segment, the program offers creative and specific options that take into account family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage. We have also measured the evolution of this program through the climate survey, and its outcome reflects high appreciation from our workers.

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8. Sustainability Management

Our Sustainability Policy strengthens the reliability of our operative system, the health and safety of our workforce, our suppliers and contractors as well as the care of the environment. Far beyond meeting mandatory regulations, we seek to generate economic, social and environmental value in the short, mid and long-term for the communities where our facilities are located.

The strategy and development of our social investment programs follow the guidelines of the United Nations 2030 Agenda and meet the Sustainable Development Goals (SDG).  In March 2021, we ranked tgs SDGs, in order to outline goals and strategic goals that result in social investment programs.

In line with SDG N° 4 related to Quality Education, in the city of Bahía Blanca we leveraged two of the main programs:

“Learn a Trade” program, we kept betting on the development of the Bahía Blanca community through trade workshops imparted by specialists of La Piedad Technical Institute (“ITLP”, according to its acronym in Spanish). In the 2021 edition, we held the following workshops: Residential Electricity, Renewable Energies, Welding, 3D Printing, Kitchen Furniture and Computer Science and with the attendance of over 80 persons.

The” Getting close to Sports” program, which we lead jointly with Bahía Basket and La Piedad Technical Institute, benefited 150 young people who do not play at clubs in a federated manner. In a playful manner, through team work, we imparted the values that the sport promotes. We included educational talks on nutrition, social networks and healthy habits to support personal growth.

For the thirteenth consecutive year, we supported the Cruzada Patagónica Foundation. Our main goal in the 2021 project was to ensure quality educational opportunities to the young students of the San Ignacio Integral education center (CEI) and the Valle de Cholila Agro Technical Education Center (CEA). We also contributed to the future sustainable headquarters

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of the Foundation in Río Negro so that more people can reach an integral development and improve their quality of life.

Committed to our community safety, we conducted several activities within the Damage Prevention Program, to prevent incidents in our natural gas facilities and ducts. To name but a few, we conducted training activities at several municipalities, we sent information to the local media, we also pursued “door to door” contact with neighbors of the pipelines areas to provide them with information and guarantee prevention.

We also participated in the Argentine Business Council for Sustainable Development (“CEADS”, according to its acronym in Spanish) initiative known as “Connecting Companies with SDGs”, under the framework of which we presented our actions that contribute specifically and mainly to the SDG N°3, “Good health and well being” and N°16 “Promote peace, justice and strong institutions”.

In July 2021, we presented the 10° edition of our Sustainability Report, in line with the GRI indicators and renewing our commitments to the Global Compact Principles.

tgs commitment to sustainability evolves year after year. We are significantly engaged in its three-fold impact on the economic, social and environmental fields, which allows us to continue conducting our operations in sustainable harmony with the community and the environment.

9. Corporate Governance

We permanently strive to implement the best Corporate Governance practices in line with market international trends and local and foreign regulations in force, with the objective of keeping and protecting our investors and the community in general as well as ensuring transparency in our actions. Over the last years, the legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries. Since then, Corporate Governance has become of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange, before the eyes of their investors and the community overall.

In 2020, tgs was appointed by the Argentine Securities Exchange Commission (hereinafter, “CNV” for its acronym in Spanish) to be part of a Monitoring System outlined by General Resolution N° 797/19, the purpose of which is surveying the answers given to the Corporate Government Code. In the monitoring of the Corporate Government Code for the year ended December 31, 2020 CNV assessed all tgs answers from good to very good.

The Ordinary and Extraordinary Shareholders Meetings held on April 20, 2021 approved the amendment of Section 14 of tgs Corporate Bylaws, so that shareholders’ meetings may be held in a remote manner. Said amendment was approved by the CNV and registered in the Inspection

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Board of Legal Entities and contemplates virtual meetings and participation through the use of the electronic communication methods that allow simultaneous transmissions of sound, images and words, ensuring equal treatment to all participants and facilitating the bonding between the Company and its shareholders.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. TGS bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law Nº 19,550, the Board of Directors shall meet at least once every three months.

On December 18, 2019, tgs’ Board of Directors approved its internal rules of operations, which include guidelines for the diligent fulfillment of its roles.

The Board of Directors currently in office was appointed by the Ordinary and Extraordinary Shareholders Meetings dated April 20, 2021 and its distribution of roles and responsibilities was also decided on the meeting held on the same date. This Board shall be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2021.

(*) She came into office as regular director on August 4, 2021 in replacement of the resigning officer Mariela Korenblum.

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Members of the Management

The members of the Management of tgs as of this date are:

Audit Committee

The Audit Committee is our controlling body, and it was set up in accordance with the provisions of Section 284 of Argentine Corporate Law Nº 19,550. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Regular Statutory Auditors	Alternate Statutory Auditors
Abelovich, José Daniel	Fuxman, Marcelo Héctor
Waisberg, Pablo Fabián	Tetamanti, Fernando Pedro
Fortti, María Valeria	Auditore, Sandra

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Executive Committee

Its role is to ensure an optimal corporate management in line with our Corporate Bylaws and under the terms of Section 269 of the Argentine Corporate Law Nº 19,550. Based on the bylaws provisions, it is constituted by 4 members, who were appointed by the Board of Directors held on April 20, 2021 and for a term of one year: Luis Alberto Fallo, Horacio Jorge Tomás Turri, María Carolina Sigwald and Pablo Viñals Blake.

Audit Committee

In accordance with the Argentine Public Offering Law, companies who offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. Our current Audit Committee is made up of Carlos Alberto Di Brico (Chairman), Luis Rodolfo Secco C (Vice-chairman) and Carlos Alberto Olivieri.

Corporate Governance Policies

It is our permanent endeavor to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company’s value for all our shareholders.

tgs Corporate Governance practices are subject to applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entities and our bylaws. Besides, as TGS is listed in the SEC and its shares are listed in the NYSE, we are also subject to the standards and regulations of both the NYSE and the SEC.

The aim of our Corporate Governance is to ensure:

-Greater transparency in our performance, through the outlining of a culture of integrity and openness in our business management.

-Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

-Proper allocations of accountability. Clear delineation of the extent of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated in an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

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Code of Conduct

It governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we actively seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the Company. Among other things, it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may generate damage to our Company or to obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must have knowledge and abide by the CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud policy

The Board of Directors of tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set guidelines that aim at maintaining an adequate balance betwee n the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

Sustainability Policy

It provides the overall guidelines for conveying our Sustainability vision into the development of our strategies and action programs, focused on business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

Anti Money-Laundering Policy

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This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all TGS’ directors, statutory auditors, members of the Management and employees.

tgs Risk Management

One of the pillars of tgs strategic planning is the permanent assessment of the environment, to guarantee the adaptation of the Company to an uncertain context in constant transformation. Risk management is, in particular, one of the essential tools in this need to adapt to the environment.

tgs has a Global Risk Management Policy approved by the Board of Directors of the Company. Said Policy establishes a continuous risk management that ensures treatment of them with effectiveness and efficiency, so as to guarantee an adequate follow up of all those events that may negatively affect the objectives of the Company. Thus, the Policy develops a framework and a procedure for risk management in the different processes and activities of the Company, outlining criteria for identification, analysis, risk assessment as well as treatment and follow-up of same.

Facilities Risks

Fraud risk

Corruption risks

Strategic risks

Project risks

Cyber security risks

Environmental hazards and aspects

The Policy establishes that the ultimate responsibility falls upon the members of the Management, whereas the responsibility for the implementation, maintenance and improvements corresponds to the Planning and Risk Department.

The management of the Company, based on its sustained commitment with risk management, seeks to include it in the organizational culture, integrating it to the usual management of each process.

Among the risks managed by the Company we can identify facilities risks, projects risks, environmental hazards and aspects, fraud risk, risk of corruption with the Public sector, cyber security risks and strategic risks. The latter include all those risks whose occurrence may prevent the fulfillment of the Company strategic objectives and are monitored in a direct and permanent manner by the Management, to guarantee an adequate response through timely decision making.

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Thus, the usual process of strategic risk management contemplates that once some risk is identified, the existent controls and mitigating factors are surveyed, weighed and mapped based on impact and likelihood factors. We also determine the risk appetite or acceptable level so that according to the gap between such risk level and the performed assessment, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.

In 2021, we worked hard on the consolidation of the processes related to the different risks of the Company, seeking to ensure an adequate treatment of the same, with a vision that becomes more and more transversal and that guarantees the engagement of all the required areas and helps to consolidate a true risk management culture. The applicable internal rules have been adapted in line with the principles described above.

The Audit Committee performs a regular monitoring of the risk management of the Company, following up the outcomes of the different assessments, the issuance of internal rules, the advance status of the committed plans and several news and developments in this field.

10. Financial Assets

Shareholding Structure as of December 31, 2021

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC and have been listed since November 1994

TGS has 794,495,283 issued shares, out of which 752,761,058 shares are in circulation. As of December 31, 2021, our treasury stock amounts to 41,734,225 of our own shares, representing 5.25% of our common stock.

Out of the total issued shares, the most relevant TGS shareholders are:

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The graph below shows the evolution of price per share of tgs in BYMA (Argentine Stock Exchanges and Markets) and the evolution of the price of ADR and their comparison against other market variables:

Source: our own elaboration based on market information (BNA, NYSE, BYMA).

Financing sources

As of December 31, 2021, our total indebtedness amounted to Ps. 52,579 million, fully denominated in United States dollars. Its breakdown, in thousands of Argentine pesos is as follows:

2021
Current Financial debt
Bonds Interests	551,898
Financial leases	628,707
Total current financial debt	1,180,605
Non-current financial debt:
2018 Notes Program Class 2	49,004,951
Financial Leases	2,393,806
Total non-current financial debt	51,398,757
Total financial debt (1)	52,579,362
(1) Net of incurred costs

Corporate Bonds

Our Corporate Bonds have been issued under the Global Bonds Program authorized by the CNV. On October 9, 2019, we obtained CNV’s approval for the expansion of said program up to an amount of US$ 1,200 million. The terms of these bonds are as follows:

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2018 Bonds
Amount in US$	US$ 500,000,000
Outstanding amount	US$ 482,416,000
Interest rate	6.75% annual
Issuance Price	99.725%
	Scheduled payment date	Original Payable Principal Amount Percentage
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 each year.

Financial Leases

This financial source has been obtained to fund the acquisition of assets corresponding to the treatment and compression plant located in the area of Río Neuquén. Said agreement was entered on August 11, 2016 with Petrobras (presently, Pampa Energía) and consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of 120th month of the term of the agreement.

Our indebtedness’ maturities profile is the following:

Debt Amortizations Schedule in Millions of dollars

2021 Financial Overview

The higher generation of cash was leveraged by historically high international liquid prices and superior revenues derived from midstream services rendered in Vaca Muerta, although partially offset by lower natural gas transportation margins due to the lack of tariff adjustment since April 2019. This operating cash flow covered all our financial needs, mainly

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the investments conducted in the transportation system and other operative assets of the other business segments as well as the ones invested in new projects.

Net operating cash flows amounted to Ps. 30,301 million in 2021.

As in the 2020, to mitigate the impact of the fall of international reserves, during 2021several government entities adopted measures that restricted the normal operations of the Foreign Exchange Market. So much so that the BCRA has even tightened restrictions for MULC. For further information, see “2. Macroeconomic Scenario - 2.1. Argentine Context”.

Throughout the 2021, the United States dollar exchange rate went up by 22%, from $ 84.15 as of December 31, 2020 to $ 102.72 as of December 31, 2021. On the other hand, prices evolution, measured by the CPI, showed a higher acceleration dynamics, going up by 50.9% year-over-year.

The restrictions mentioned above did not prevent us from getting access to the MULC to face expenses related to the imports of goods and services for our daily operations and also to pay 2018 Bonds interests in an adequate and timely manner.

Net cash flows applied to investment activities amounted to Ps. 30,284 million, mainly affected by higher financial collocations not considered funds in accordance with the IFRS and payments conducted for the acquisition of PPE.

Undeniably, our financial performance was influenced by the existing restrictions and the macroeconomic conditions that shaped the year 2021. Our main financing source to sustain our business and finance part of our growth was cash derived from our operations. Also, if so required, tgs has access to short-term financial loans in the domestic market and to the Argentine capital markets. For further information, see “Financial sources”.

tgs financial position is still solid, due to a strong cash generation, a relatively low level of indebtedness and revenues denominated in United States dollars in the segments of Liquids Production and Commercialization and Other service. However, the situations described above, and the extension, scope and negative impact of COVID on the markets where we conduct our businesses and our clients’ financial condition, might derive into the deterioration of our capacity to generate cash to meet our financial obligations and capital expenditures. The extent to which COVID may affect our operations, liquidity, financial conditions and results of our operations will depend on the future evolution, including -but not limited to- the length and propagation of the pandemic, its seriousness, the actions adopted to restrain infection and treat its impact, all of which is highly uncertain and cannot be predicted.

To minimize the negative impact of the exchange rate on our financial indebtedness, tgs adopted a conservative approach. Accordingly, as of December 31, 2021 we have approximately 73% of funds collocations overseas denominated in United States dollars.

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In 2021, we have pursued the diversification of our investments portfolio. To that end, we acquired public and private bonds either linked to the US dollar or to CER (BCRA’s index: Stabilization Reference Coefficient) to mitigate the exchange rate risk on our liabilities in United States dollars and the impact of inflation on availabilities denominated in Argentine pesos. Besides, through several transactions, we acquired 2018 Bonds for a nominal value of 4,830,000, for which we invested Ps. 534,362.

Lastly, to hedge any exchange rate risk on the payment of our bonds’ interests, in late 2021 we hired hedge instruments for a nominal value of US$ 10 million, expiring on February 25, 2022. As of the date of the issuance of the present Annual Report, said instruments have been renewed.

The graph below shows the main application of funds during the years ended December 31, 2021 and 2020:

Application of funds (in millions of Arg. Pesos)

Shares Buyback Program

On August 21 2020, the Board of Directors approved a Shares Buyback Program, for a maximum amount of Ps. 3,000 million (at the values in effect at the moment of its creation), which extended until March 22, 2021. As of the date of the issuance of the present Annual Report, tgs has no Shares Buyback Program that is currently in effect.

As of December 31, 2021, tgs had a treasury stock of 41,734,225, representing 5.25% of our total common stock. Their acquisition cost amounted to Ps. 5,608,271 —plus the shares negotiation Premium of Ps. 1,626,911. In accordance with the provisions of Title IV, Chapter III, section 3.11.c and e. of CNV standards, the amount of realized and liquid profits mentioned above that tgs will be able to distribute is restricted.

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11. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited. (“EY”).

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2021.

(1)Information not covered by the Independent Auditor´s Report, except for 11.d., 11.e., 11.f and 11.h

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11.a. Analysis of Consolidated Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2021 (“FY 2021” or “2021”) and 2020 (“FY 2020” or “2020”).

Our Activities during the Fiscal Years 2021 and 2020

Revenues

Total revenues registered an increase of Ps. 4,643 million compared to 2020, mainly as a result of the increase in revenues from the Liquids Production and Commercialization segment, which was partially offset by the decrease in revenues from the Natural Gas Transportation segment.

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Natural Gas Transportation

In the FY2021, Natural Gas Transportation revenues amounted to 28% of total revenues (whereas they had accounted for 42% in the FY2020). Out of the total revenues of this business segment, 81% corresponded to firm contracted capacity in 2021 and 2020.

Revenues from the Natural Gas Transportation segment during FY2021 decreased by Ps. 10,971 million compared to FY2020. The negative variation is mainly due to the fact that the only tariff increase granted by ENARGAS in April 2019 failed to offset the inflation evolution.

For further information regarding our tariff situation, see “4. Our businesses in 2021. 4.1. Natural Gas Transportation”, of this Annual Report.

Liquids Production and Commercialization

Revenues derived from the Liquids Production and Commercialization segment were Ps. 55,731 million in 2021, increased Ps. 14,076 million in FY2021 from FY2020.

This positive effect was mainly due to the increase in international prices and the tons of propane sold in the local market. These effects were partially offset by the decrease in exported volumes and ethane, the negative variation in the exchange rate and the premiums obtained for exports.

Total dispatched volumes recorded a 2% decrease, or 25,953 tons lower compared to the FY2020.

As can be seen in the table above, the main cause of the drop in volumes shipped is due to the decrease in tons exported and ethane traded.

On the other hand, we see an increase in local demand for propane and butane mainly as a consequence of increased economic activity, after a 2020 where COVID's more restrictive measures had their greatest impact.

For further information regarding the evolution of this business segment in 2021, see “4. Our businesses in 2021. Liquids Production and Commercialization”, of this Annual report.

Other Services

Other Services revenues increased by Ps. 1,538 million in FY2021 compared to FY2020. This increase is due to higher revenues corresponding to: (i) natural gas transportation and

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conditioning services in Vaca Muerta, (ii) the exchange rate effect on revenues denominated in U.S. dollars and (iii) diverse midstream services. These effects were partially offset by lower telecommunications and operation and maintenance services rendered.

For further information with respect to this business segment’s outlook and performance, see “4. Our businesses in 2021. Other services”, of this Annual report.

Operating Costs, Administrative and Selling Expenses

Operating costs, administrative and commercialization expenses, excluding depreciation, for 2021 increased by Ps. 6,394 million, 13.1% compared to the same period of the previous year. This variation is mainly due to the increase in: (i) in the cost of natural gas processed at the Cerri Complex (mainly due to an increase in the price, in constant Argentine pesos), (ii) in property, plant and equipment repair and maintenance expenses and depreciation and (iii) tax on exports. These effects were partially offset by a decrease in the lower allowances for doubtful accounts (recovery in 2021 vs. charge in 2020) and fees and services received from third parties

The table below presents the main components of operative, administrative and selling expenses and their main variations in 2021 and 2020:

Impairment of property, plant and equipment

During 2020 and in accordance with IFRS, we verified the existence of indications of impairment of our assets. Under the current conditions of our Natural Gas Transportation segment, we have recorded an impairment loss in this business segment of Ps. 4,700 million. After the evaluation performed, as of December 31, 2021, we did not detect the need to modify the impairment charge; therefore, during 2021 the impairment charge amounted to zero.

For further information, see "Note 5. Critical accounting estimates - a) Impairment of PPE" to the consolidated financial statements as of December 31, 2021.

Other Operating Results

Other operating results experienced a negative variation of Ps. 22 million, mainly as a result of higher contingency charges, partially offset by collections received from insurance recoveries and the recovery of tax credits received in the last quarter of 2021.

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Financial Results

In FY2021, financial results showed a variation of Ps. 19,144 million from FY2020. The following table shows the breakdown of financial results:

This positive variation is mainly due to the gain recognized in 2021 (loss in 2020) on transactions carried out with financial assets at fair value, the lower negative exchange difference, net, and the interest generated by financial liabilities in real terms. These effects were partially offset by the loss generated in 2021 from the repurchase of debt securities and the result of derivative financial instruments, while, in 2020, we recorded a gain on these items.

The selling peso/ dollar exchange rate closed at a value of Ps. 102,72 per US dollar as of December 31, 2021, representing a 22% increase (or Ps. 18.57 per US dollar) compared to the exchange rate observed at the closing of FY2020. On the other hand, as of December 31, 2020 said rate had already increased by 41% (or $22.26 per US dollar) regarding its quote at the closing of the FY2019.

Income Tax

In 2021, tgs reported an income tax loss of Ps. 12,737 million, compared to the loss reported in 2020 of Ps. 6,648 million.

The higher income tax charge was mainly due to the increase in the applicable income tax rate following the enactment of "Law No. 27,630: Amending the Income Tax Law" which, among other matters, introduces a change in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first tier of 25% for accumulated net income up to $5 million pesos; a second tier of 30% for accumulated net income between $5 and $50 million pesos; and a last tier of 35% for accumulated net income over $50 million pesos. This effect was partially offset by the recognition of the specific tax loss recorded by the Company.

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11.b. Liquidity

The Company’s primary sources and application of cash flows during 2021 and 2020 are shown in the table below:

Cash Flows generated by operations decreased Ps. 12,739 million, mainly due to higher income tax payments, lower collections received from derivative financial instruments and a decrease in working capital. These effects were partially offset by the increase in operating income.

Cash flows used in investing activities decreased Ps. 15,131 million mainly driven by lower acquisitions of financial assets not considered cash and cash equivalents under IFRS and lower funds allocated to the acquisition of capital assets following the completion of work related to the midstream business in Vaca Muerta and as a consequence of the impact of COVID.

Cash flow used in financing activities decreased by Ps. 6,700 million as a result of lower payments made for the acquisition of treasury stock and the cancellation of financial debt.

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11.c. Fourth Quarter 2021 (“4Q2021”) vs. Fourth Quarter 2020 (“4Q 2020”)

The table below presents a summary of the consolidated results recorded in the 4Q2021 versus the 4Q2020:

During the 4Q2021, total comprehensive income amounted to Ps. 6,755 million, compared to total comprehensive loss of Ps. 5,353 million, in the 4Q2020.

Total revenues increased Ps. 5,226 million in 4Q2021 compared to 4Q2020.

Revenues corresponding to the Natural Gas Transportation segment for 4Q2021 decreased Ps. 2,216 million compared to the same period of the previous year. This negative variation was due to the lack of a tariff increase in the applicable tariffs (whose last increase was on April 1, 2019) and the negative effect that the variation in the Consumer Price Index ("CPI") had on inflation-adjusted revenues.

Liquids Production and Commercialization revenues increased by Ps. 7,092 million in 4Q2020, mainly as a result of the positive variation in international prices and the higher tons exported. These effects were partially offset by the decline in real terms of the exchange rate on U.S. dollar-denominated revenues.

Total volumes dispatched from the Cerri Complex increased by 11% or 32,201 tons. The table below provides a breakdown of tons dispatched per destination market and product:

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The Other Services segment revenues reported an increase of Ps. 350 million, mainly attributable to higher natural gas transportation, conditioning services and operating assistance related to the Vaca Muerta project. These effects were partially offset by the negative impact of the evolution of the inflation-adjusted exchange rate.

Cost of sales, administrative and selling expenses for 4Q2021 amounted to Ps. 15,895 million (Ps. 11,283 million in 4Q2020), an increase of Ps. 4,612 million. This variation is mainly due to the increase in: (i) the costs of natural gas processed at the Cerri Complex, (ii) repair and maintenance expenses for Property, plant and equipment, (iii) higher taxes, fees and contributions (mainly due to higher tax on exports due to higher volumes exported) and (iv) lower doubtful accounts.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 4Q2021 and 4Q2020:

During 4Q2020, we recorded an impairment on our Natural Gas Transportation assets of Ps. 4,700 million, with no additional impairment recorded during 4Q2021.

Other operating results recorded in 4Q2021 recorded a negative variation of Ps. 56 million, mainly as a consequence of the gain recognized in 4Q2020 from insurance recoveries and the recovery of tax credits received in 4Q2021.

In 4Q2021, financial results recorded a positive variation of Ps. 8,697 million, compared to 4Q2020. This variation is mainly due to the lower negative result obtained from the change in the fair value of financial assets and the lower net negative exchange difference. These effects were offset by the lower positive monetary position due to the effect of the lower net liability position.

11.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2021, 2020, 2019, 2018 and 2017:

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11.e. Consolidated Comprehensive Income Summary

Statements of comprehensive income for the years ended December 31, 2021, 2020, 2019, 2018 and 2017:

11.f. Consolidated Cash Flows Summary

Comparative Statements of Cash Flows for the years ended December 31, 2021, 2020, 2019, 2018 and 2017:

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11.g. Comparative Statistic Data (in physical units)

11.h. Ratios

12. Board of Directors’ Proposal regarding the application of results

The chart below provides a breakdown of our retained earnings as of December 31, 2021 and our proposal. Our proposal includes, after the reversal of the Balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by our Ordinary Shareholders Meeting dated April 20, 2021, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”.

In light of the outlook of our new businesses and the challenges we are facing in this new fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and and-or (ii) the payment of future dividends subject to the financial condition of the company and the macroenconomic variables and/or (iii) the buyback of shares within the plan approved by the Board of Directors of the Company. The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of subsections c) and e) of item 11, section 3, Chapter III Title IV of the CNV Standards (N.T. 2013), which with reference to treasury stock, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

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In thousands of pesos as of December 31, 2021
Reserve for future investments, buyback of our own shares and/or payment of dividends	42,373,442
2021 Net Income	20,931,074
Total	63,304,516

Proposal:

Total reversal of reserves for future investments, buyback of our own shares and or payment of dividends

Increase in legal reserve

Reserve for future investments, buyback of our own shares and or payment of dividends

(42,373,442) 1,046,554 62,257,962

Autonomous City of Buenos Aires, March 8, 2022.

Luis Fallo

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2021	2020
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the year	**20,931,077**	**4,960,243**
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	9,610,783	9,299,865
Derivative financial instrument results	80,715	(678,596)
Disposal of property, plant and equipment	64,600	52,664
Share of gain from associates	(21,226)	(32,166)
Increase in provisions	527,206	490,772
Interest expense accrual	4,308,347	4,854,109
Interest loss on other financial assets other than cash and cash equivalents	1,827,314	11,751,091
Income tax	12,737,021	6,648,108
Impairment of PPE	-	4,700,407
Allowance for doubtful accounts	(66,591)	143,496
Foreign exchange loss	6,634,152	17,441,449
Acquisition of notes result	414,204	(602,794)
Loss on the net monetary position	(11,211,463)	(10,595,165)
Changes in assets and liabilities:		
Trade receivables	(5,585,043)	(458,514)
Other receivables	(4,223,084)	(835,577)
Inventories	(598,102)	(398,278)
Trade payables	2,700,914	217,016
Contract assets	95,947	86,458
Payroll and social security taxes	276,374	754,009
Tax payables	331,035	9,509
Other payables	16,297	21,607
Provisions	(5,006)	(12,186)
Interest paid	(3,749,894)	(4,146,549)
Income tax paid	(4,291,863)	(1,761,205)
Derivative financial instruments payment	(37,677)	998,681
Contract liabilities	(465,403)	130,903
Cash flows provided by operating activities	**30,300,634**	**43,039,357**
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(9,648,588)	(11,727,561)
Dividends received	181,984	-
Financial assets not considered cash equivalents	(20,817,097)	(33,687,587)
Cash flows used in investing activities	**(30,283,701)**	**(45,415,148)**
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	-	(2,043,917)
Cost of acquisition of treasury shares	-	(4,106,604)
Dividends paid	-	(24)
Cost of acquisition of notes	(959,594)	(1,509,131)
Cash flows used in financing activities	**(959,594)**	**(7,659,676)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(942,661)**	**(10,035,467)**
Cash and cash equivalents at the beginning of the year	**7,023,927**	**20,066,788**
Foreign exchange gain on Cash and cash equivalents	323,179	1,148,100
Loss on the monetary position on Cash and cash equivalents	(1,975,643)	(4,155,494)
Cash and cash equivalents at the end of the year	**4,428,802**	**7,023,927**

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 6.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where tgs processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, gas transportation in fields, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50%; (ii) Grupo Inversor Petroquímica S.L. (member of the GIP Group, led by the Sielecki family) and PCT L.L.C. with the remaining 50%. Local and foreign investors hold the remaining ownership of tgs’s common stock.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2021:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of health, political and economic events both domestically and internationally.

In recent years, the Argentine scenario has not been auspicious, from the political and economic instability since 2019, which increased the degree of distrust in the financial markets, to the negative implications of the pandemic. The Argentine economy was in a recessionary process and the outbreak of the quarantine derived from the COVID pandemic in March 2020, described in the following section, made this scenario more complex.

During 2021, the country was in the process of recovery, but the negotiations with the International Monetary Fund (“IMF”) and the holding of legislative elections in November 2021, have caused a certain level of volatility in the main macroeconomic variables.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The main macroeconomic issues and the measures taken by the Argentine Government are as follows:

Economic activity, poverty and unemployment

The Argentine economy suffered a significant impact from the crisis generated by COVID-19 (“COVID”), in this sense, after the abrupt economic slowdown produced in 2020 due to the effect of the imposed sanitary measures, the reduction of restrictions in the third quarter of 2021 meant that from according to the measurements of the Instituto Nacional de Estadística y Censos (“INDEC”), the Monthly Estimator of Economic Activity” (EMAE) has registered an increase of 10% in 2021.

Additionally, the unemployment rate presented a rate of 8.2% for the third quarter of 2021, according to the latest information provided by INDEC.

Likewise, the pandemic has had a profound initial impact on the lowest-income sectors. The latest official statistical data available from INDEC corresponds to the first semester of 2021, and indicates that in that period poverty reached 40.6% and reached 18.8 million people throughout the country.

Throughout 2020, various assistance programs were created for companies and individuals in order to guarantee their income, such as the Emergency Assistance Program for Work and Production (“ATP” by its acronym in Spanish) for employers and workers affected by the health emergency and the Emergency Family Income ("IFE" by its acronym in Spanish) that helped sustain the economic situation. Likewise, until December 31, 2021, dismissals without cause were prohibited and the public emergency in occupational matters was established, as well as the obligation to pay double compensation in cases of dismissal without just cause.

Fiscal imbalance

The primary fiscal deficit accelerated by almost 35% per month in October 2021, mainly due to the economic measures taken by the Government in order to sustain economic activity. According to data released by the Ministry of Finance, the deficit for 2021 was equivalent to approximately 3% of Gross Domestic Product (“GDP”).

Its expansion is mainly explained by capital expenditures, salaries in the public sector, subsidies granted (especially assistance to the Administrative Company of the Wholesale Electricity Market, in the context of a tariff freeze), and social inclusion and containment expenses. Effects that could not be offset by the increase in revenues as a result of a higher economic activity.

Tariff policy

Reducing the fiscal deficit is one of the central issues within the framework of the principle of agreement with the IMF, and a large part of the deficit is explained by the growth of subsidies that cover the delay with tariffs. Public services tariffs have been virtually (in some cases completely and in others partially) frozen for almost 24 months.

Within this framework, the Government has announced that it will end the tariff freeze policy for electricity and gas services, initiating a new renegotiation process of the comprehensive tariff review (“RTI”). For further information, see “Note 17 – Regulatory framework.” Meanwhile, public service companies and the Government have entered into transitory agreements that contemplate transitory tariff adjustments that are not enough to compensate for the increase in costs that has occurred.

Likewise, in order to encourage production, to reduce the impact on certain types of natural gas consumers and to reduce the subsidies paid to natural gas producers, as from November

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2020, the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 was established through Decree No. 892/2020 (the "Gas.Ar Plan").

Monetary imbalance and inflation

The country faces certain monetary imbalances aggravated by the high level of monetary issue as a result of the assistance measures adopted by the Government, thus pressing the international reserves of the Banco Central de la República Argentina (“BCRA”). The fall in the BCRA's international reserves, accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and consumption of foreign currency and payments abroad, which in turn generated a significant gap between the official exchange rate and that of freer trading venues. For further information, see "Note 16 - Financial Risk Management".

The National Consumer Price Index (“CPI”) published by the INDEC as of December 31, 2021 accumulated 50.9%.

In order to deal with this situation, the Government has adopted several measures, among which we can mention: maximum price plans for certain food products, limitations to increases in utility tariffs and a limited exchange rate devaluation policy.

According to the latest Survey of Market Expectations (“REM”) carried out by the BCRA corresponding to December 2021, the median resulting from the estimates made by the 37 participants of the REM, showed an expected inflation of 54.8% for 2022.

Public debt

On June 22, 2021, the Government reached an understanding with the Paris Club to avoid going into default at the end of July 2021 with the forum of creditor countries. This agreement represented an important advance in the negotiations with the IMF, since it contemplated the commitment on the part of Argentina to make the necessary efforts to reach a new agreement with the IMF to refinance debts before March 31, 2022.

Likewise, on January 31, 2022, the National Government and the IMF announced that they had reached an understanding to achieve an agreement of extended facilities, which proposes the reduction of the fiscal deficit gradually until it reaches 0% in 2024 and which it will include disbursements of funds by the IMF to cover capital maturities. In this sense, the details of the agreement between the National Government and the IMF technical team must be agreed upon, which must be approved by the National Congress and by the IMF Board of Directors.

However, the negotiations carried out with the IMF and the potential consequences that an agreement with said organization may have, have added a certain level of uncertainty in the evolution of the main macroeconomic variables.

The country risk level (also known as Emerging Markets Bonds Index or “EMBI”) as of December 31, 2021 amounted to 1,688 points.

Exchange market

The low level of reserves in the BCRA has led the National Government to maintain a very restrictive exchange control for the purchase of foreign currency in the single free market for foreign exchange ("MULC"), in which the price of the US dollar at 31 December 2021 was $102.52 (buyer) and $102.72 (seller), representing an increase of approximately 22%, well below inflation as measured by the CPI. However, as of December 31, 2021, the gap with respect to the alternative quotations of the US dollar obtained in the market was close to 118%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Since the primary elections that took place in September 2021, the BCRA had to tighten the exchange rate clamp to try to stop the leak of foreign currency, establishing, among other measures, greater restrictions on access to the MULC for imports. For further information, see “Note 16.1.1. – Risk associated with exchange rate”.

The current economic context and in particular, the exchange market generates expectations that the local currency will continue to devaluate, being a relevant aspect the speed with which this issue may develop in the next months, as well as other restrictions and/or developments in the exchange market with effects on different aspects of the economic activity, such as foreign trade and others.

Impact of COVID-19 on tgs operations.

In December 2019, the appearance in China of a new SARS-CoV-2 coronavirus (known as "COVID-19") was announced, which after December 31, 2019 spread practically throughout the world. On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The public health emergency situation led to various measures being taken in different countries to deal with it. The outbreak itself and the measures taken have significantly affected international economic activity with diverse impacts on each affected country and business sectors.

Oil and gas workers were always considered essential and are exempt from the movement restrictions that have been imposed by virtue of COVID-19. These measures implied a readjustment of our operations to continue providing our services and executing the essential works for the operation of the facilities. Although the activities carried out by the Company are considered essential, the situations described above have had an impact on the different business segments in which it operates, but without affecting their continuity.

As of the date of issuance of these Financial Statements, it is not possible to foresee the impact or the duration of said situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the Company´s results, financial situation and cash flows. However, given the Company's financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

In this regard, the Company evaluated the impairment indicators in accordance with IAS 36, and the recoverable value tests have been performed on the assets included in Property, Plant and Equipment ("PPE"). The disclosures related to the test performed and the result of the test are included in Note 5.a. to these Consolidated Financial Statements.

The Company's management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company's financial statements should be read considering these circumstances.

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements for the years ended December 31, 2021 and 2020 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”), CTG Energía S.A.U. (“CTG”) and TGSLatam Energía S.A. (“TGSLatam”) its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on March 8, 2022.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” Or “pesos”) which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c).

4. SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2021 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2021 have not had an impact on the Company's consolidated financial statements.

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1, 2021.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2021, are listed below:

Classification of debt as current and non-current (amendment to IAS 1)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Company is evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment ("PPE")

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

This amendment is not expected to have a significant impact on the Company.

IAS 37: Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

These amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Company.

IAS 12: “Income tax”

IAS 12 - Income Tax specifies how an entity accounts for income tax, including deferred tax, which represents tax to be paid or recovered in future periods.

The amendments clarify that the exemption defined in the standard to recognize deferred taxes when assets or liabilities are recognized for the first time is not applicable in the case of leases and provisions for decommissioning.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and early application is permitted.

This amendment is not expected to have a significant impact on the Company.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2021 and 2020 is as follows:

For consolidation purposes for the year ended December 31, 2021, the financial statements of Telcosur and TGSLatam have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2021.

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2021 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2021 of Link, TGU and EGS (in liquidation) from this date to December 31, 2021. On December 29, 2021, Link paid a cash dividend of Ps. 181,984, therefore its equity has been adjusted to considered this transaction.

Associates with negative equity are disclosed under “Other liabilities” to the extent that the Company has incurred legal or constructive obligations, or made payments on behalf of the associate, as of the date of the financial statements. Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2021 and 2020:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

4.c.3) Associates

The functional currency of the associate company TGU, and the subsidiary company TGSLatam, both located abroad, is the US dollar, because it is the currency in which they substantially generate their income and incur their expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year,

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d) Restatement to constant currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2021, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2021 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 50.94% and 36.14% in the years ended December 31, 2021 and 2020 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2020, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

i.Financial assets subsequently measured at amortized cost, and

ii.Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2021 and 2020, the Company has not recognized any financial assets under this category.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2021 and 2020, the Company has not recognized any financial assets under this category.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h.

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are initially recognized at fair value net of transaction costs.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2021 and 2020, there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31 2020, all of the Company’s financial liabilities were classified in this category.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2021, the Company has contracted forward operations for the purchase of US dollars, which are disclosed in the item "Derivative financial instruments" of the Statement of Financial Position, for which the application of the hedge accounting as defined by IFRS 9. The (loss) / gain for the year was included in the line "Derivative financial instruments result" in "Financial Results" in the Statement of Comprehensive Income. For more information, see notes 16.1.1 and 16.1.3 to these financial statements. As of December 31, 2020, the Company did not hold derivative financial instruments.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

4.i) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2021, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2021, the book value of PPE did not exceed its recoverable value. As of December 31, 2020, the Company recognized an impairment loss (for further information see "Note 5. Critical accounting estimates. a. Impairment of PPE").

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

e) Penalty payments for termination of the lease.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n) Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2021 and 2020, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See Note 14).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account which revenues are recognized in a point in time, and (ii) other liquid services which revenues are recognized over the time.

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining ("ex MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see "Note 23 - Associates and joint arrangements."

4.r) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d), and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.s) Basic and diluted earnings per share

Earnings per share as of December 31, 2021 and 2020 were calculated as follows:

As of the date of the issuance of these consolidated financial statements, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2021 and 2020 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Company considers each business segment as a CGU.

When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which tgs carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the recorded amounts of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) estimates of future tariff adjustments and the recognition of cost adjustments, (ii) projections of the future costs and investments to be incurred and (iii) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the transitional tariff increase to be granted until the new RTI is concluded, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The Company has prepared, for the Natural Gas Transportation segment, two different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 75%.

b) Pessimistic scenario: probability of occurrence assigned 25%.

In all scenarios, the discount rate used, the WACC, is 12.4%, measured in US dollars.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2021, based on the foregoing, the Company has not determined the need to record an additional impairment charge to the one that counts. As of December 31, 2020, the recoverability assessment of the CGU of the Natural Gas Transportation segment resulted in the recognition of impairment losses of Ps. 4,700,407 (before taxes) which is recorded under "Impairment of Property, Plant and Equipment" in the Statement of Comprehensive Income for the year ended December 31, 2020.

As of December 31, 2021, the book value of the PPE related to the Natural Gas Transportation cash-generating unit tested is described as follows:

	Amounts before impairment charge	Impairment charge	Amounts after impairment charge
Natural gas transportation	101,577,259	(4,444,195)	97,133,064

As of December 31, 2021, based on the above, the Company has determined that it is not necessary to record an additional impairment charge or a reversal to the existing one.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

5.c) Income tax

Deferred tax assets are recognized for all tax loss carryforwards to the extent that it is probable that there will be a taxable profit against which the tax loss can be utilized. Determining the amount of deferred tax assets that can be recognized requires significant judgments to be made by management based on the likely timing and level of future tax benefits, together with future tax planning strategies and macroeconomic variables that impact the business.

On December 29, 2017, the PEN enacted and put into effect through Decree 1112/2017 a tax reform sanctioned in the National Congress through Law No. 27,430 (the "Tax Reform") whereby a decrease in tax rates was determined. Subsequently, through the enactment of the Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency No. 27,541 ("Solidarity Law"), the Argentine Government defined the postponement of the reduction of the current tax rate for fiscal years beginning on or after January 1, 2021.

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

For the determination of the deferred and current income tax charge as of December 31, 2021, the Company has applied the progressive tax rate in force as mentioned above.

More detailed information on income tax is included in Note 14 "Income tax and deferred income tax".

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2021 and 2020 are presented below:

Note 13 to these Consolidated Financial Statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

Detailed information on each business segment for the years ended December 31, 2021 and 2020 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)Other receivables

The movement of the allowance for doubtful accounts is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

During 2021 and 2020 financial years, the Company recognized Ps. 386,958 and Ps. 298,490, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2047.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)Other payables

f)Taxes payables

g)Trade payables

h)Revenues

Disaggregation of revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information of revenues on each business segment for the years ended December 31, 2021 and 2020 is disclosed below:

➢Natural Gas Transportation:

➢Production and Commercialization of Liquids:

➢Other Services:

i)Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2021 and 2020

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

n)Other financial assets at fair value through profit or loss

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)Payroll and social security taxes payable

9.INVESTMENTS IN ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.JOINT ARRANGEMENTS

tgs jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results is the following:

11.PROFIT FROM ASSOCIATES

During fiscal year 2021, Link paid a cash dividend of Ps. 181,984.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following is the composition of the resulting net value of PPE as of December 31, 2021 and 2020:

The evolution of the provision for impairment of PPE for the years ended December 31, 2021 and 2020 is described below:

As of December 31, 2021 and 2020, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

The book value variation of the rights-of use accounted during the years ended on December 31, 2021 and 2020 corresponds to its depreciation:

The right to use these assets expires in September 2026, when the purchase options provided for in the contracts may be exercised.

13.LOANS

Short-term and long-term loans as of December 31, 2021 and 2020 comprise the following:

Loans are totally denominated in US dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The activity of the loans as of December 31, 2021 and 2020 is the following:

The maturities of current and non-current financial debt, net of issuance costs, as of December 31, 2021 are as follows:

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2021, and their present book value:

Description of the Company's indebtedness

Class 2 Notes ("2018 Notes")

The General Ordinary Shareholders' Meeting held on April 26, 2017 resolved to increase by up to US$ 700,000,000 (or its equivalent in other currencies) the Global Program of Negotiable Obligations authorized by the CNV in its Resolution No. 17,262 dated January 3, 2014, whose amount until the Meeting was held was US$ 400,000,000 (the "2017 Global Program").

On May 2, 2018, under the 2017 Global Program, the Company proceeded to the issuance of the 2018 Notes according to the following characteristics:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2018 notes
Amount in US$	500,000,000
Interest rate	6.75% anual
Issuance price	99.725%
	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Provision No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the term of the 2017 Program until January 3, 2024.

The General Shareholders' Meeting held on August 15, 2019 decided that the Global Program for the Issuance of Negotiable Obligations be extended from US$ 700 million to US$ 1,200 million. Such increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR#CNV.

The funds raised by the Company are intended to:

i.The repurchase of the Class 1 marketable debentures (the "2014 Notes") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. and use the balance of the net proceeds for the realization of investments in capital assets in process.

The value of such financial debt is based on its amortized cost calculated as the cash flows discounted at an effective rate of 7.088%.

During 2021 and 2020, the Company repurchased its marketable debt for a nominal value of USD 4.8 million and USD 17.6 million for which it paid Ps. 959,587 and Ps. 2,275,629, respectively. This transaction generated a result of (Ps. 414,204) and Ps. 602,794 recognized in the financial results of the Statement of Income.

Restrictions

As of the date of issuance of these Consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, sale of assets and transactions with related parties.

The Company may incur new debt under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.75:1.

b.For the refinancing of current debt.

c.Originated by customer advances.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company may pay dividends under the following conditions: (i) the Company is not in default of its obligations with creditors, and (ii) immediately after such dividend payment is made, the Company may incur new debts as provided in point a. of the preceding paragraph.

Lease liability:

Corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Neuquén River area. Said agreement was entered into on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of the term of the agreement.

14.INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. Subsequently, on the occasion of the enactment of the Solidarity Law, new modifications were introduced with impact as of the fiscal year beginning on January 1, 2019. The main changes are the following:

Applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

Solidarity Law suspended until fiscal years starting from 1st January 2021 inclusive, reduced to 25% of the applicable rate and retention of 13% on dividends.

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of December 31, 2021, the Company has applied the progressive tax rate in force as mentioned above.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Previously, the current rate, as provided by Law No. 27,430, was 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022.

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal year ended December 31, 2021, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2021 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.

Tax revaluation

It established the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

This revaluation was optional, and to carry out the tax revaluation, a special tax must be paid. The special tax varied between 8% and 15%, depending on the type of asset to be re-evaluated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercised the revaluation option waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option.

Deferred tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2021 and 2020 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

The composition of the net deferred tax liabilities as of December 31, 2021 and December 31, 2020 is as follows:

As of December 31, 2021, the Company maintain a specific tax loss derived from negative exchange differences for fiscal year 2021 generated by financial instruments traded abroad for Ps. 1,880,049. The realization of such tax loss depends on the future generation of taxable financial gains during the statute of limitations period. In order to determine its recoverability, the Company takes into consideration the reversal of deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it cannot be estimated as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 187,260 was recognized as of December 31, 2021.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2021 and 2020 as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.PROVISIONS

The total amount of the Provisions is included in current liabilities.

16.FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Restrictions to the single free market for foreign exchange ("MULC")

As mentioned in Note 1, the main global and Argentine economic variables have had a negative impact on financial markets affecting the cost of borrowing, hedging activities, liquidity and access to capital in general. In the local market, particularly, the shares

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in value.

Additionally, as from April 2020, through the issuance of Communication "A" 7001, subsequently amended by Communications "A" 7030, 7042, 7052, 7068 and 7138, the BCRA established measures that intensify the restrictions for access to the MULC, including measures related to the trading of stock market assets by companies.

In turn, on May 25, 2020 and June 19, 2020, the CNV issued General Resolutions No. 841 and 843, by means of which restrictions are established for the purchase and sale of negotiable securities in U.S. dollars, or the transfer of such securities to depositary companies abroad. Subsequently, by means of General Resolution No. 862, such agency provided certain flexibilities to the terms of permanence of such securities.

These measures aimed at restricting the MULC in order to contain the demand for dollars imply the request of prior authorization from the BCRA for certain transactions, including the following:

- payment of dividends to non-residents;

- payment of imports of certain goods abroad or cancellation of debts originated in the importation of such goods except for certain exceptions expressly provided for in the applicable regulations;

- the formation of foreign assets; and

- payment of financial loans to non-residents.

In case of having requested access to the MULC, it must assume the commitment to enter and settle in the foreign exchange market, within five working days of its availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a time deposit or the sale of any type of asset, when the asset had been acquired, the deposit constituted or the loan granted after May 28, 2020.

Additionally, on September 15, 2020, the BCRA published Communications "A" 7105 and 7106 by which it is established, among other measures, that those who register financial debts with independent parties with principal maturities in foreign currency scheduled between October 15, 2020 and March 31, 2021, must submit to the BCRA a refinancing plan for the principal maturities based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount maturing in the period indicated above, and (b) that the remaining principal be, at least, refinanced with new external indebtedness with an average life of 2 years, provided that the new indebtedness is settled in the exchange market.

During 2021, although various regulations have been issued that, to a greater or lesser extent, provided for certain flexibility in access to the MULC, the BCRA continued to limit access to them in order to preserve its reserves and stabilize its exchange rate policy.

The aforementioned rule does not have immediate effect on the Company since the amortization of the principal of its marketable debentures occurs on May 2, 2025, which is not within the aforementioned term. On the other hand, as of the date of issuance of these consolidated financial statements, the Company paid all the interest installment corresponding to its financial debt on November 2, 2020.

Additionally, the exchange regime already determined as mandatory the entry and liquidation in local currency of the funds obtained as a result of the following operations and concepts, among others:

- Exports of goods and services;

- Collection of pre-financing, advances and post-financing of exports of goods;

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

- Exports of services;

- Disposal of foreign assets.

These foreign exchange restrictions, or those that may be enacted in the future, could affect the Company's ability to access the official foreign exchange market to acquire the foreign currency necessary to meet its financial obligations. Assets and liabilities denominated in foreign currency as of December 31, 2021 have been valued considering the current exchange rates in the MULC.

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2021 and 2020. Total operating cost denominated in Argentine Pesos accounted for 81% and 80% for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, 37% and 50% of total revenues are denominated in Argentine pesos, respectively.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term. During fiscal year 2020, the Company did not contract derivative financial instruments to hedge this risk.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2021, 73% of the Company's fund placements are denominated in U.S. dollars.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net liability position as of December 31, 2021 and 2020, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 2,022,788 and Ps. 3,600,174, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

analysis is theoretical as the actual impacts could differ significantly and vary over time.

Derivative financial instruments

In order to mitigate the exchange rate risk, during fiscal year 2021, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

At the end of this fiscal year, the net position is buying US dollars and amounts to US$ 10 million at a weighted average exchange rate of Ps. 119.15 maturing in February 2022. The fair value of the contracts as of December 31, 2021 amounts to a net liability position of Ps. 42,265, which is disclosed in the item Derivative financial instruments. These contracts are guaranteed for Ps. 78,477 which are disclosed in the caption “Other financial assets at fair value through profit or loss.”

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2021 and 2020 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2021 and 2020:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Ministry of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability. Especially during the first half of 2020, and due to the effect of COVID and the international oil market situation, the price of Liquids was negatively affected with year-on-year declines during that period in the order of 30%. However, as of the last quarter of 2020 and subsequent to the end of the year, international prices recovered sharply. Likewise, in the domestic market, the price of natural gas at wellhead during fiscal year 2020 has been significantly reduced, measured in U.S. dollars, which benefits the RTP for processing at the Cerri Complex. These factors, among others, have allowed 2020 operating margins for this segment to be maintained over the prior year.

Based on volume of sales for the years ended December 31, 2021 and 2020, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 2,247,959 and Ps. 3,047,312, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

Derivative financial instruments

On July 23, 2018 tgs entered into an agreement with a recognized financial institution to hedge propane, butane and natural gasoline export prices (put contracts), with the objective of offsetting potential losses that could be generated in the event that export prices fall below breakeven prices (those that equal costs). Such agreement was effective between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural Gasoline
October 2018 – April 2019	6,045	4,506	2,700
May 2019 – September 2019	-	-	4,100
October 2019	9,068	7,010	4,200
November 2019 – April 2020	13,098	10,014	6,000

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. The Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2021 and 2020, the Company does not hold derivative financial instruments that cover the risk of changes in commodity prices.

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

To measure the expected credit loss, receivables from sales have been grouped according to their characteristics in terms of credit risk and the time that has elapsed since maturity.

On this basis, the provision for losses for the year ended December 31, 2021 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2021 and 2020, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

Likewise, the Company has credits for subsidies with the Argentine government for Ps. 1,246,096.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2021 and 2020 and the revenues receivable balances (net of allowances) as of December 31, 2021 and 2020 are set forth below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2021 and 2020 and revenues receivable balances (net of allowances) as of such date are set forth below:

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets at amortized cost.

During the year 2021, the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 1,896,864, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2021.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2021 and 2020:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2021 and 2020. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk.

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2021 and 2020, the gearing ratio was as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS 7, IAS 32 and IFRS 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2021 and 2020 is included below:

December 31, 2021		
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS			
Trade receivables	-	10,623,500	10,623,500
Other receivables	-	1,617,900	1,617,900
Other financial assets at amortized cost	-	1,910	1,910
Other financial assets at fair value through profit or loss	13,267,914	-	13,267,914
Cash and cash equivalents	4,208,552	220,250	4,428,802
Total current assets	**17,476,466**	**12,463,560**	**29,940,026**
NON-CURRENT ASSETS			
Other receivables	-	8,383	8,383
Other financial assets at amortized cost	-	22,444,522	22,444,522
Total non-current assets	**-**	**22,452,905**	**22,452,905**
Total assets	**17,476,466**	**34,916,465**	**52,392,931**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	6,068,325	6,068,325
Derivative financial instruments	42,265	-	42,265
Loans	-	1,180,605	1,180,605
Payroll and social security taxes payables	-	1,169,970	1,169,970
Other payables	-	318,271	318,271
Total current liabilities	**42,265**	**8,737,171**	**8,779,436**
NON-CURRENT LIABILITIES			
Loans	-	51,398,757	51,398,757
Total non-current liabilities	**-**	**51,398,757**	**51,398,757**
Total liabilities	**42,265**	**60,135,928**	**60,178,193**

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2020		
	Financial assets at fair value	Financial assets at amorized cost	Total
CURRENT ASSETS			
Trade receivables	-	9,279,066	9,279,066
Other receivables	-	1,016,052	1,016,052
Other financial assets at amortized cost	-	27,651	27,651
Other financial assets at fair value through profit or loss	3,201,152	-	3,201,152
Cash and cash equivalents	4,794,383	2,229,544	7,023,927
Total current assets	**7,995,535**	**12,552,313**	**20,547,848**
NON-CURRENT ASSETS			
Other receivables	-	11,476	11,476
Other financial assets at amortized cost	-	20,768,077	20,768,077
Total non-current assets	**-**	**20,779,553**	**20,779,553**
Total assets	**7,995,535**	**33,331,866**	**41,327,401**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	4,231,794	4,231,794
Loans	-	1,413,970	1,413,970
Payroll and social security taxes payables	-	1,496,841	1,496,841
Other payables	-	455,804	455,804
Total current liabilities	**-**	**7,598,409**	**7,598,409**
NON-CURRENT LIABILITIES			
Loans	-	64,803,255	64,803,255
Total non-current liabilities	**-**	**64,803,255**	**64,803,255**
Total liabilities	**-**	**72,401,664**	**72,401,664**

16.2.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2021 and 2020, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2021 and 2020:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2021, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets at amortized cost consists of time deposits made with financial institutions at current market rates.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2021, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 ("Resolution 4362 ").

•Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. tgs notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by tgs in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to tgs tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, tgs made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a period of 180 as days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, which will have the purpose of coordinating the comprehensive tariff review process set forth in Article 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Decree No. 543/2020 by which the validity was extended for an additional period of 180 calendar days, that is, until December 16, 2020, so that transportation rates and natural gas distribution remain unadjusted.

By provision of the Necessity and Urgency Decree No. 1,020/2020 (“Decree 1,020”), ENARGAS, commissioned by the PEN, began the renegotiation of the RTI concluded in 2018, which may not exceed 2 years. Until then, the current renegotiation agreements are suspended. Said renegotiation remains in the power of ENARGAS ad referendum of the PEN.

In addition, Decree 1,020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. It should be noted that all agreements, whether transitory or general, entered into with the National Government must not only be subject to the public hearing procedures provided by the regulations in force, but also to the authorization of the different governmental agencies.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020.

On March 16, 2021, the public hearing convened by ENARGAS was held for the purposes of considering the Transitional Tariff Regime (“RTT”) in accordance with the provisions of Decree 1,020. In this regard, tgs, without renouncing the full percentage of tariff recomposition that corresponds to it, alternatively presented at this hearing a proposal for a tariff increase calculated by 58.6%, as of April 1, 2021. It was calculated based on the financial needs to meet the operating and financial costs, capital investments and taxes, which were calculated considering the evolution of the inflation rate for a period of 12 months from its inception. Such requested increase contemplated only the necessary funds to meet the obligations as a licensee.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, in such public hearing, tgs denied and dismissed the arguments raised in it that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Regime Comprehensive Tariff (“RTI”) made for tgs.

On April 28, 2021, ENARGAS sent to tgs, a Transitory Agreement Project 2021 within the framework of the provisions of Decree 1,020. Said project provided:

• The non-granting of a temporary tariff increase, keeping the tariff schedules approved by ENARGAS in April 2019 unchanged.

• It established that from May 2021 and until the Definitive Renegotiation Agreement is in force, ENARGAS will proceed to re-calculate the transportation tariffs at that time in force with effect from April 1, 2022.

• It did not establish a mandatory investment plan.

• The prohibition of: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

On April 30, 2021, through a note sent to that body, tgs stated that, given the context in which it develops its activities and the proposed terms and conditions, it was not feasible for the Company to sign the 2021 Temporary Agreement Project.

Subsequently, on June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for tgs effective as of that date. The RTT (i) does not grant a temporary tariff increase in favor of the Company, but the current tariff schedules in force since April 1, 2019 remain unchanged; (ii) provides that from the entry into force of the Transitional Regime -and until the Definitive Renegotiation Agreement is in force- the possibility is contemplated that ENARGAS adjusts the rates of tgs as of April 1, 2022 ; (iii) does not establish a mandatory investment plan for tgs and (iv) establishes the prohibition to distribute dividends and prepay financial and commercial debts contracted with shareholders, acquire other companies or grant loans.

In July 2021, tgs filed appeals for reconsideration with the PEN, the Ministry of Economy of the Nation and ENARGAS with an appeal or hierarchical subsidy in accordance with the respective powers of each of these bodies in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the RTT be declared null and void and the RTI be restored. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, later issuing Joint Resolution 1/21, which sets the RTT, and Decree 353/21, which approved Joint Resolution 1 /21, and culminates with Resolution 149, which approved the new tariff charts.

The challenges are based on: i) the illegality of Decree 1020 because it does not follow the lines of the delegation provided for in Law 27,541, and as a Decree of Necessity and Urgency it does not comply with the requirements of the Constitution for the issuance of this regulation; ii) the extension of the emergency beyond that provided by Congress; iii) the failure to carry out the tariff renegotiation as provided for in Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs, and the acquired rights of tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management and management of the Company, which have no legal justification, are also questioned, given that the emergency declared by Law No. 27,541 only empowered the National Executive Power to renegotiate the RTI and not the License.

The challenges and the request for reinstatement of the RTI have been made without prejudice to the right of tgs to pay the compensation that corresponds to it for not having complied with the RTI since April 2019.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 362 between October 1, 2019 and June 1, 2021.

In addition, payment of compensation for the damages suffered by tgs due to the freezing caused by the failure to apply the six-monthly adjustment methodology established in the RTI in the aforementioned period is requested.

On January 19, 2022, a new public hearing was held, within the framework of ENARGAS Resolution No. 518/2021, whose purpose was to deal with a transitory tariff adjustment within the framework of Decree 1020/2020. In such hearing, with the purpose of reaching a definitive agreement on the renegotiation and recomposing the license economic-financial equation, tgs requested a transitory tariff adjustment applied in two stages for the year 2022 for a total of 106%, due to the evolution of operating costs and the main macroeconomic indicators.

Subsequently, on February 1, 2022, we received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020.

As of the date of issuance of these Consolidated Financial Statements, the Company is working together with ENARGAS to carry out the RTI process that will allow it to receive a fair and reasonable tariff according to the natural gas transportation public service provided.

b)General framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Within this framework, tgs sells propane and butane production to fractionators at prices determined every six months. On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885 (in accordance with the provisions of said resolution).

During 2021, the Secretary of Energy issued Resolution No. 249/2021 by which it increased the prices as from April 6, 2021 to Ps. 12,626.60.

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Secretary of Energy.

Within the framework of the path of gradual reduction of subsidies provided by the former MINEM, on March 31, 2017 the former MINEM issued Resolutions No. 74/2017 ("Resolution 74") and No. 474-E/2017 ("Resolution 474") by which an increase in the price of indiluted propane gas destined to the Propane for Networks Agreement is provided as from April 1 and December 1, 2017, respectively. As from such dates the price paid by the customer was set at Ps. 1,267/tn and Ps. 2,832/tn (as provided by Resolution 74) and Ps. 1,941.20/tn and Ps. 3,964/tn (as provided by Resolution 474), respectively, depending on the customer to whom the product is destined.

Finally, in May 2018 tgs entered into the sixteenth extension to the Propane Agreement for Networks which served as a framework for the commercialization of the products stipulated therein for the period April 1, 2018 - December 31, 2019. Additionally, this last extension fixed the price at which the propane destined to this program was marketed to the customer. Notwithstanding the foregoing, on January 14, 2020 tgs received the instruction issued by the Secretary of Energy to proceed with the propane deliveries according to the conditions of the sixteenth extension of the Propane for Networks Agreement. Subsequently, the Company entered into the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020. On August 10, 2021, tgs celebrated the eighteenth extension of the Propane Agreement for Networks, valid until December 31, 2021. On February 17, 2022, tgs celebrated the nineteenth extension of the Propane for Networks Agreement, valid until December 31, 2022.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As mentioned above, participation in the Home Plan implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices that are below production costs.

As of December 31, 2021, the Argentine State owes tgs Ps. 1,246,168 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

i)  that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances in foreign currencies as of December 31, 2021 and 2020 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2021 and 2020, tgs´ common stock was as follows:

Common Shares Class	Amount of common stock, subscribed, issued and authorized for public offer as of December 31, 2021
(Face value $1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs' shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs´ treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program will run until March 22, 2021.

The acquisition cost of the treasury shares in portfolio amounted to Ps. 5,608,271, which, together with the trading premium on treasury shares of Ps. 1,626,911, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In addition, and in accordance with the 2022 Transition Agreement, the Company may not distribute dividends during the term of the agreement.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. LEGAL CLAIMS AND OTHER MATTERS

a)Turnover tax calculated on the natural gas price consumed by tgs

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by tgs as fuel to render its transportation services. In this framework there have been initiated several lawsuits against tgs, which have adversely concluded by the Company.

As of December 31, 2021 and 2020, the Company has recorded a provision for these concepts of Ps. 1,134.9 million and Ps. 1,153.6 million, respectively, recorded in the caption "Provisions", determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

b)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company was entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by tgs in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which tgs requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by tgs, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

On May 14, 2021, tgs was notified of the ruling issued by Chamber I of the Chamber in Contentious-Administrative Matters that (i) has revoked the decision by the Judge of First Instance and (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the judgment of the Chamber.

On June 4, 2021, tgs filed an extraordinary federal appeal against the judgment of the Chamber, which was contested by ENARGAS and the National State, and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual debt due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

Said resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

c)Recovery action of VAT and income tax

On October 9, 2008, tgs signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, tgs was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 tgs filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On May 24, 2013, tgs filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by tgs amounted to Ps. 102.5 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, tgs filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by tgs.

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by tgs and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an Extraordinary Appeal - which was granted on September 26, 2019 in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then Complaint Appeal.

On August 5, 2021, the Supreme Court confirmed the ruling of Chamber I of the Federal Contentious-Administrative Chamber in favor of tgs, which is final.

After having made the corresponding presentations before the AFIP, the Company proceeded to offset the credit (capital plus interest) generated with the payment of taxes as established by the tax agency.

d)Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which tgs is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

In March 2017, tgs partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2021 and 2020 it has no recorded any provision for this concept.

e)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2021, the total amount of these provisions amounted Ps. 47.4 million.

f)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2021 and 2020, the total amount of these provisions amounted Ps. 113.7 million and Ps. 112.3 million, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Management members for the years ended December 31, 2021 and 2020 were Ps. 205,773 and Ps. 208,885, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2021 and December 31, 2020 is as follows:

As of December 31, 2021, tgs has a balance of Ps. 712,837 corresponding to dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication "A" 3500 and that amortize the total principal on June 4, 2023. These corporate bonds are disclosed under the line "Other financial assets at fair value".

The detail of significant transactions with related parties for the years ended December 31, 2021 and 2020 is as follows:

Year ended December 31, 2021:

Year ended December 31, 2020:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2021, the Company had the following contractual commitments:

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2021 (US$ 1.00 = Ps. 102.72). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A., a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime. The parties are currently engaged in a detailed calculation of the items involved in the claim. In this regard, the UT has only carried out essential tasks, pending approval of a construction schedule appropriate to the actual execution of the works. The Company does not consider that there will be significant negative effects derived from this request to the Argentine Government.

On July 9, 2021, the UT and IEASA signed an order to restart the work related to the project, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the Works contract, which would give rise to new requests -by the UT- to recompose the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of March 8, 2022, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on March 8, 2022.

There are no subsequent events between the closing date of year ended December 31, 2021 and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

INDEPENDENT AUDITOR´S REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal Address: Don Bosco 3672, Floor 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I.Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as of December 31, 2021, and the consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year ended on that date, and notes to the consolidated financial statements, which includes a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Group's consolidated financial position as of December 31, 2021, and its financial performance and its cash flows for the year ended on that date, in accordance with the International Financial Reporting Standards (IFRS).

Basis of opinion

We have conducted our audit in accordance with the International Audit Standards (ISAs) as issued by the International Audit and Assurance Standards Board (IAASB).  Our responsibilities under these standards are described later in the section "Auditor's responsibilities in relation to auditing consolidated financial statements" of our report. We consider that the evidence we have obtained provide a sufficient and appropriate basis for our opinion.

Independence

We are independent of the Group in accordance with the "International Code of Ethics for Accounting Professionals (including International Standards of Independence)" of the International Ethics Standards Council for Accountants (IESBA Code) together with the ethical requirements that apply to our audit of the consolidated financial statements in Argentina, and we have fulfilled the other ethical responsibilities in accordance with those requirements and the IESBA Code.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
Bouchard 557, piso 8º C1106ABG - Ciudad de Buenos Aires Tel: (54-11) 4850-0000 Fax (54-11) 4850-1800 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

English translation of the original report issued in Spanish for publication in Argentina

Key audit matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the current period matter included below, our description of how our audit addressed the matter is provided in that context.

Key audit matters	Audit response

Recoverability of property, plant and equipment related to the Natural Gas Transportation cash-generating unit

As of December 31, 2021, the Group maintained thousands of pesos 101,577,259 accounted as property, plant and equipment (PPE) related to the Natural Gas Transportation cash-generating unit. At that date, the Group has an impairment provision in PPE related to the Natural Gas Transportation cash-generating unit of thousands of pesos 4,444,195. As mentioned in Note 5.a) to the accompanying consolidated financial statements, an impairment test of PPE is performed when an existing event or one that will take place in the near future indicates that the recoverable value of PPE amounts may be affected. The recoverable amount of an asset is the highest between fair value less costs to sale of that asset and its value in use. The value in use of the Natural Gas Transportation cash-generating unit is calculated based on discounted future cash flows, considering, among others, significant assumptions related to future tariff adjustments based on negotiations with the regulator, the discount rate and expected future macroeconomic variables, such as inflation and foreign exchange rates.

This matter is key because it involves the application of critical judgment and significant estimates by Management, which are subject to uncertainty and future events. In turn, it led to a high degree of judgment and effort on the part of the auditor in performing procedures to evaluate cash flow projections carried out by Management and test significant assumptions.

Audit procedures carried out on this key matter included, among others:

•evaluate estimation methodology;

•test significant assumptions such as future tariff adjustments, discount rate, and expected future macroeconomic variables, such as inflation and foreign exchange rates, and test the completeness, accuracy, and relevance of the underlying data used. Significant assumptions were compared with available economic trend data and certain changes were made to regulatory assumptions and other factors to assess how they would affect our conclusions. The historical experience of Management's estimates was also assessed, and sensitivity analyses of significant assumptions were conducted to assess changes in the value in use that would result from changes in assumptions;

•test the arithmetic accuracy of the discounted cash flow model;

•and assess the completeness of disclosures in the consolidated financial statements.

Professionals with specialized skills and expertise were used in the evaluation of the methodology and significant assumptions used in future cash flows estimated by Management.

English translation of the original report issued in Spanish for publication in Argentina

Information accompanying the consolidated financial statements ("other information")

The other information includes the information contained in (i) summary of events and (ii) consolidated annual report, presented to comply with the regulations of the Securities National Commission (“CNV”). This information is different from the consolidated financial statements and our auditor´s report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude, as far as it is within our competence, that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free of material misstatements, whether due to fraud or error.

In the preparation of consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as appropriate, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement due to fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

English translation of the original report issued in Spanish for publication in Argentina

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•Conclude on the appropriateness of the use, by Management, of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty, we are required to draw attention in our auditor´s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence in relation to financial information from entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with Audit Committee related to, among other matters, the planned scope and timing of the audit, and significant audit findings, including any significant internal control deficiencies that we identify during our audit.

We also provide the Audit Committee a statement that we have complied with relevant ethics requirements related to independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

Of the matters communicated to the Audit Committee, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, consequently, the key audit matters. We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonable be expected to outweigh the public interest benefits of such communication.

II.Report on other legal and regulatory requirements

In compliance with current regulation, we report that:

(a)The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and, in our opinion, were prepared in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV.

(b)The separate financial statements of Transportadora de Gas del Sur S.A. as of December 31, 2021 arise from accounting records kept in all formal respects in conformity with current legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the CNV.

English translation of the original report issued in Spanish for publication in Argentina

(c)At December 31, 2021 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Pesos 140,539,028 none of which were due at that date.

(d)We have performed money laundering procedures and anti-terrorist financing procedures required for Transportadora de Gas del Sur S.A. in the current professional standards.

(e)As required by article 21°, indent b), chapter III, section VI, Title II of the CNV rules, we report that total audit and related services fees billed to Transportadora de Gas del Sur S.A. by Price Waterhourse & Co. S.R.L. and Pistrelli, Henry Martin y Asociados S.R.L. in the fiscal year ended December 31, 2021 represent:

e. 1) The 100% and 69% total fees for services billed to Transportadora de Gas del Sur S.A. for any service in that financial year, respectively;

e .2) The 17% and 88% total fees for audit and related services billed to Transportadora de Gas del Sur S.A. its parent companies, subsidiaries and related companies during that year, respectively;

e. 3) The 17% and 64% total fees for services billed to Transportadora de Gas del Sur S.A., its parent companies, subsidiaries and related companies during that year, respectively.

City of Buenos Aires, March 8, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Pablo G. Decundo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 25, 2022